SECURITIES AND EXCHANGE COMMISSION

02045738

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For July 11, 2002

Distribution and Service D&S, Inc.
(Translation of registrant's name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura
Santiago
Chile
(Address of principal executive offices)

Form 20-F √ Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No √

CRGH



D&S

ANNUAL REPORT 2001

Table of Contents

Financial Highlights

MAIN INDICATORS	2001	2000	1999	1998	1997
Net Revenues (US$ Millions)	1,394	1,264	1,339	1,070	859
Operating income (US$ Millions)	83	72	44	40	53
Net Income (US$ Millions)	60	45	-14	30	42
EBITDA (US$ Millions)	129	115	96	69	76
Capital Expenditure (US$ Millions)	111	61	47	335	240
Sales Area (square meters)	263,635	242,007	262,333	260,052	142,266
Number of Associates (1)	15,998	12,154	11,922	11,866	8,868
Number of Transactions (Millions)	107	100	104	78	63
Number of Stores	54	52	61	59	45
Supermarkets	32	35	38	37	34
Hypermarkets	22	17	13	13	6
Ekono Argentina (2)	-	-	10	9	5

(1) Same shift employees calculated on the basis of total number of hours/192.

(2) Sold in November 1999

In US$ Millions

ASSETS	2001	2000	1999	1998	1997
Current Assets	230	203	245	249	196
Fixed Assets	673	612	591	719	414
Other Assets	115	105	96	28	28
Total Assets	**1,018**	**920**	**932**	**996**	**638**
LIABILITIES					
Current Liabilities	336	240	376	518	195
Long Term Liabilities	251	285	190	80	73
Shareholders' Equity	431	395	366	398	370
Total Liabilities	**1,018**	**920**	**932**	**996**	**638**

The figures for the historical series have been restated by the CPI at Dec. 31, 2001 value, and converted into US dollars using the Observed Exchange Rate for the same date: US$=Ch$ 654.79.

NET REVENUES (US$ MILLIONS)



859
1,070
1,339
1,264
1,394
1997 1998 1999 2000 2001

OPERATING INCOME (US$ MILLIONS)



53
40
44
72
83
1997 1998 1999 2000 2001

EBITDA (US$ MILLIONS)



76
69
96
115
129
1997 1998 1999 2000 2001

NET INCOME (US$ MILLIONS)



42
30
45
60
1997 1998 1999 2000 2001
-14

Letter from the Chairman

Dear Shareholders:

2001 was a difficult year for business. Consumer spending was down for the third year in a row. The devaluation of our currency meant that imported products were more expensive, and the horrific acts of terrorism in the United States brought yet another delay to the long-awaited economic recovery.

Here at home, the country's sound macroeconomic policy and the integrity of its government place us in a relatively good position, especially with regard to our South American neighbors. Still, our day to day business is affected by new regulations, and old bureaucratic obstacles remain unchanged. Chile has a solid base in its people and official institutions, but it still has a long way to go.

Labor reforms have increased unemployment in an already difficult period. We also see some degree of mistrust in the activities of private enterprise, which could affect the country's future rate of growth.

Despite this challenging setting, D&S' results this year were positive. Earnings for the year were US$ 60 million, 33% higher than in 2000. Operating income was US$ 83 million, 16% higher than the previous year. These figures are the result of increased productivity, the dedication of its 16,000 employees, and the professionalism of its more than 2,500 suppliers. In addition, heightened competition meant that business activities in general had to be more efficient than ever.

Despite today's slack consumer spending, the company has confidence in Chile, where it has concentrated all of its business operations after selling its assets in Argentina two years ago. We invested US$ 111 million in 2001, raising total investment over the last five years to US$ 794 million. This investment has been focused on the construction and outfitting of new stores, the expansion of our Distribution Center, the modernization and transformation of older stores, and the purchase of strategic properties for future development.

A pioneer in the supermarket business 45 years ago, the company now has five formats to serve its customers: Almac, Ekono, Lider, Lider Vecino, and the newest format, Lider Mercado. This gives each type of Chilean family a choice in how to satisfy best its shopping needs.

This diversification in formats has gone hand in hand with an expansion into new areas of business. With a solid basis in its traditional grocery business, the company has expanded its lines of clothing, appliances, and housewares. We have added new products sold under our private labels, which now account for more than 10% of sales. We have also continued with our credit card, which now has over 300,000 cardholders.

In general, D&S' policy is to increase the number of suppliers in each product line. This stimulates new entrepreneurs and, in the end, benefits our customers with lower prices.

We at D&S are a team of individuals working to serve Chilean families. We strive every day to be more efficient, more committed to our customers, and to enjoy our day-to-day work. We offer job opportunities and ways for our people to improve as individuals. During 2001 we created more than 3,800 jobs. Our goal is for each and every associate to be constantly progressing in both their professional and personal lives. We aim for this company as a whole to be a school of service for the good of the company, its associates, and for the Chilean families it serves.

We trust that Chile and the world will continue with positive economic growth rates. With this frame of mind, and an awareness of the low penetration of the supermarket industry in our local market, we will continue investing in order to contribute to the overall progress of our country.

Felipe Ibáñez Scott
Chairman of the Board
April 2002

The year 2001 brought new and unexpected challenges, due both to the economic situation of the country and to tragic world events.
In view of the circumstances, D&S management focused even more attention than in previous years on creating sound relationships with its customers, employees, suppliers, investors, and the country overall, giving signs of confidence.
This included the opening of three new stores and the transformation of others, involving a total investment of US$111 million and 3,800 new jobs. By the end of the year, the company as a whole employed 15,998 people, up 32% from the previous year. D&S has taken on this challenge to invest and create new jobs in a highly competitive environment, a particularly arduous task during this period of severely depressed consumer spending.
The company has been able to grow thanks to improved efficiency, enthusiastic promotional campaigns, and increased activity in products that have not traditionally been present in the Chilean supermarket industry (clothing, electronics, and household goods), thus expanding D&S' market. This is also promising for future growth.

2001 Results

The results of this effort are reflected in a greater market share and in the company's operating income, which was up 16% compared to 2000. Total revenues for 2001 was US$1.39 billion, 10.3% higher than in the 2000 business year. This year's EBITDA, at US$129 million, was the highest of recent years, and accounts for 9.3% of total income, presenting a 12% increase over the previous fiscal year. Operating income, at US$83 million, was 16% higher than in 2000. Net profits were US$60 million.

Investment and Financing Program

This year saw the grand opening of the Lider Mercado Puente Nuevo, with its 11,850 square meters of sales area. Two other new stores this year are Lider Temuco (6,650 m^2) and Lider Macul (6,500 m^2). The Ekono stores in Talca and Osorno were transformed into the Lider Vecino format, and several other Ekono stores were remodeled. Investment in these projects amounted to US$59 million. Another US$29 million was invested in equipment and US$23 million in land, for a total investment of US$111 million in the course of 2001.
This investment program was entirely financed by the company's cash flow, so that indebtedness remained the same as the former year. The total debt is US$310 million, all denominated in pesos, so that risks from sudden exchange rate fluctuations are virtually nil.

Our Industry

The various formats of supermarkets, with annual sales of nearly US$4.2 billion, are the country's largest distribution system for products of mass consumption. It is estimated that Chile today has the greatest potential for growth in this sector in Latin America given its relatively high per capita income and a low market penetration, which is only 59% countrywide. According to market studies, there were 643 supermarkets in Chile, or four stores for every 100,000 people, a rate three times lower than that of the United States and Europe.
While sales have been lower than projected, the increase in the number of supermarkets in recent years, together with a higher GDP, have meant that the last few years' slump in consumer spending has not kept industry sales from growing.
The supermarket industry is one of the most competitive in the country. Still, the international trend is moving toward a higher concentration in the market as a result of a more intensive use of capital. D&S itself is a case in point, with US$794 million invested between 1997 and 2001 (mostly in the Lider format, given its greater potential for growth among lower-income sectors). International chains have arrived on the scene in Chile, so that we have been compelled to grow, both internally and through acquisitions. This has contributed to better marketing and merchandising standards and has given rise to an intense, but fair, battle to earn customer preference.

Main Competitors

D&S' main competitors in terms of sales volume are Santa Isabel, Jumbo and Unimarc. Additional competition comes from Carrefour, Montserrat, Las Brisas, Montecarlo, San Francisco, and others.
Santa Isabel, affiliated with the Dutch chain Ahold, is the second largest in sales in Chile. It is especially strong in regions outside the capital city, and its market share as of December 2001 was estimated at 10.4%.
Jumbo stores focus on the middle- and high-income sectors of the population. Its business strategy is based on offering a wide range of products and high quality in both goods and services. It is currently in an expansion process, and its market share as of December 2001 was estimated at 7.3%.
Unimarc is a traditional supermarket chain focusing on the middle- and high-income sectors. Its market share as of December 2001 was 4.8%.

New Opportunities

The industry operates in a market that extends beyond the traditional area of groceries and includes such items as apparel, housewares, and electronics. In addition, D&S has recently added pharmacies and cafés. This business expansion has pitted us not only against such traditional competitors as neighborhood groceries and open fruit and vegetable markets, but also against department stores and other types of retailers.
The overall trend in the industry is to increase market share and to defend one's niche. Competitors' strategies are to reduce costs, emphasize private labels, and enter into joint ventures with banks, pharmacies, and other service providers not normally tied with supermarkets in order to attract more customers.

New Talents

In a complex, dynamic industry such as ours, a company's main asset is its people, and one of D&S' primary concerns is to develop talent. Our ongoing evaluation of each associate's individual aptitudes and our stimulating work and professional environment makes it easier for us to attain the goals we establish for the company. We like to keep an eye on how things are going, and our monitoring of collaborators' performance gives us an effective tool on which to base an attractive, reasonable salary policy in which individual merit is valued and rewarded.

Real Estate Development and Equipment

A key aspect in D&S' growth strategy has been the purchase of land on which to build its different retail formats. In fact, 48 out of its 54 supermarkets are located on property owned or leased by the company. The remaining stores are on property rented at market rates. The equipment situation is similar.

The company currently has a number of properties in strategic locations in Santiago and other cities that are expected to undergo urban development. This strategy has allowed D&S to continue growing and will allow sustained growth in acordance with expansion plans. The company's shopping centers in La Dehesa, Maipú, Puente Alto, Gran Avenida, Viña del Mar, and Antofagasta offer 914 retail possibilities for shoppers on a total area of 74,500 square meters. In 2001, these shopping centers received over 200 million visitors.

Systems and Technology

Technology also plays a substantial role in the company's activities. D&S has been a pioneer in implementing technological solutions for retail business in Chile, with systems that are comparable to those used by international businesses. The emphasis is on operations and monitoring tools.

Traditional vs. New Business

Groceries and Perishables

One of D&S' priorities in 2001 was to expand the company's basic business activities in order to earn a greater market share, increase sales per square meter, and improve its retail formats. Sale prices, greater product assortment, a new category management program, and the remodeling of existing stores helped us achieve our goals.

Apparel, Housewares, and Electronics

These non-traditional areas have greatly expanded the number of products on offer, and the new assortment of goods are displayed in novel layouts. A good many of the company's purchases in these areas are made abroad, so D&S has established a worldwide network of suppliers. We will continue to focus on developing and searching out innovative, high-quality, low-priced products to catch the eye of our increasingly demanding customers.

Pharmacy

D&S has used its retail infrastructure to go into the pharmaceutical business. Our first pharmacy opened in June 2001 in the Lider Mercado Puente Nuevo, and new drugstores in Ekono Grecia, Lider Departamental, and Ekono Pajaritos soon followed. This new activity has opened the company up to a market with some US$800 million in sales per year.

Presto Card

The growth in Lider hypermarket stores has resulted in a rising demand for the Presto card, an increasingly popular way to pay for purchases. The card is now accepted in all of our stores, and accounts for 6.8% of sales. As of December 31, there were a total of 286,966 Presto users. The credit risk of these customers is in line with the market average.

Private Labels

Products packaged under our private labels have been a significant expansion factor for our suppliers, especially the smaller ones. The company's strategy in this area is to offer products with a good price-quality ratio. In 2001, private labels accounted for 10.4% of total sales, while in markets in developed countries, private label sales have much higher rates: 19.1% in France, 22.5% in Germany, and 45.8% in the UK. This confirms yet again that the area of private labels is one with great potential for growth. This year saw the launching of D&S' private label *Buffet,* the name under which a wide assortment of top-quality food products are offered with personalized attention.

Formats and Markets

In December 2001, D&S had 54 stores operating under the Almac, Ekono, Lider, and Lider Vecino formats, with the new addition of the Lider Mercado format in the municipality of Lo Barnechea. During this year, we added regional segmentation to our distribution-by-format system in order to gauge consumer habits and spending in the different regions of the country. This was done by creating management offices for the north, central, and south geographical areas.

The different formats use various combinations of price, quality, assortment, and service variables in each region, thus enabling us to cover a wider range of customer needs.

Almac Format

There are four Almac stores, each with an average of 853 square meters of sales area. These supermarkets accounted for 1.9% of total sales during this business year.

Ekono Format

We currently have 28 Ekono stores, each with an average of 2,530 m^2 of sales area. As a group, the Ekono stores accounted for 25% of total D&S sales in 2001.

Lider Format

This 16-store format has been the company's fastest-growing division in recent years, with sales accounting for 63.2% of the D&S total this year. The stores have an average sales area of 10,267 m^2.

Lider Vecino Format

We have five Lider Vecino stores offering a wide assortment of non-food products in addition to the traditional grocery items. These stores accounted for 7.6% of total sales in 2001. Average sales area is 4,000 m^2.

Lider Mercado Format

This hypermarket located on the east side of Santiago boasts 11,850 m^2 of retail floor space. It places a special emphasis on perishable items, and seeks to satisfy customers looking for high-quality products at low prices. Its share of total D&S sales was 2.3% this year.

Purchase and Distribution Policies

D&S purchases merchandise from more than 2,500 manufacturers, producers, importers, and distributors. At the end of 2001, no single supplier accounted for more than 3.8% of D&S purchases, the ten largest suppliers as a group totaled 19.9% of company purchases, and the 50 main suppliers provided 48% of D&S merchandise. D&S negotiates the prices, display conditions, and product promotions under the usual practices of a competitive industry. At least two of the company's policies foster competition that, ultimately, benefits the consumer:

- To negotiate fairly but vigorously in order to obtain the best possible quality and price;
- To foster the growth of smaller suppliers that manufacture high quality goods at low prices, whether under private D&S labels or the suppliers' own.

This is D&S' contribution to helping Chilean families gain access to grocery and consumer goods at a variety and price that was unheard of just a few years ago. *That* is the true role of the middleman.

Sixty percent of D&S merchandise is transported to stores via the Distribution Center (LTS), allowing for a reduction in the company's inventory which, in turn, increases productivity. The remaining merchandise is shipped directly to the stores by the suppliers.

Many Distribution Center shipments are transported by D&S' own truck fleet. These shipments take place largely at night during slack traffic hours, thus improving service and helping decrease traffic congestion in urban centers. The Distribution Center grew by an area of 27,000 m^2 in 2001 for a total area today of 72,000 m^2.

Risk Factors and Regulations

The risks D&S faces in its business growth, and their mitigating factors, are the following:

- Current and potential competition: Despite stiff competition from multinational and local companies, D&S has a sound financial position, a prestigious name, and a solid development strategy, all factors that enable it to stand up to the competition.
- Concentration of activities: Although the company has traditionally centered its operations in the Santiago Metropolitan Area, our expansion plans have slowly taken us into other regions. This trend will continue during 2002. Any limiting factors in this respect come primarily from the competition.

In addition, our industry is particularly affected by consumer protection measures, and D&S in particular is subject to regulations on the capital market both in Chile and in the U.S., especially concerning transparency of information.

Contracts

D&S' main contracts have to do with financing. The most important are a US$119 million bonds issuance (in which the Banco de Chile bank represents the bond holders) and loans from Banco Santander for US$49 million and from Banco Estado for US$27 million. All of these contracts are subject to the usual regulations in this type of operation. Finally, the US$90 million balance from the sale of Ekono Argentina comes due in May 2003. The loan is guaranteed by an offshore company representing the interests of the purchasers.

Investor Relations Program

The company maintained close, fluent relations with investors during 2001, and took part in conferences and road shows in the United States and Europe. This will also be the policy over the next few years.

D&S and the Community

D&S is committed to serving not only its customers, but the community in general. This past year, our most outstanding community project was the hiring of handicapped employees. We also collected Ch$589 million for the Hogar de Cristo charity, and more than 150,000 people participated in our athletic events.

Our People

D&S would like to say thank you to all our associates for their outstanding effort and loyalty toward the company. We provide ongoing training programs, which helps promote a spirit of leadership and service. In 2001, a total of 48,729 hours of training was given, for an overall total of 8.5 million man hours, and we will continue with our policy to promote training.

Our Objectives

D&S' goal remains unchanged: to be the most innovative, most productive, and most profitable company in the industry. But today's increasingly competitive environment places new and greater demands on us. The talents and initiative of the people at D&S will be put to test, but we know that we are all fully able to meet these challenges.

D&S EXECUTIVE COMMITTEE

About Our Company

Trade Name, Type of Corporation, Legal Incorporation, and Legal Representation

Distribución y Servicio D&S S.A. (D&S) was legally incorporated on September 17, 1985. The articles of incorporation were notarized at the office of Notary Public Enrique Morgan T. in Santiago. An abstract of this instrument was registered in folio 14,695, No. 7,603 of the 1995 Commercial Registry of the Santiago Property and Real Estate Registrar, and published in the Official Gazette on September 21 of the same year.

The company's by-laws have undergone a total of 10 amendments, the latest of which is a public instrument dated May 3, 2001, notarized by Mr. Iván Torrealba A., Santiago Notary Public. An abstract of this amendment is registered in folio 12,941 No. 10,405 of the 2001 Commercial Registry of the Santiago Property and Real Estate Registrar, and was published in the Official Gazette on May 24, 2001. This document records the agreements reached at the Extraordinary Shareholders' Meeting held on April 24, 2001 to (i) increase capital stock from Ch$201,222,598,867 to Ch$202,260,742,695, divided among the same 1,380,000,000 non-par-value, single series, subscribed shares; and (ii) increase the number of directors from 5 to 7 as per the new Article 50, part 2, of Law No. 18,046. The corporation's legal representative is Mr. Nicolás Ibáñez Scott, CEO.

Taxpayer Number, SVS Registration, and Stock Markets

The company's taxpayer ID number is 96.439.000-2, and it is registered with the SVS (the Chilean Securities and Insurance Authority) under number 0593.

D&S stock is traded on the New York Stock Exchange, the Santiago Stock Exchange (NYSE), the Electronic Stock Exchange of Chile, and the Valparaiso Stock Exchange.

Corporate Offices

Our offices are located at Av. Presidente Eduardo Frei Montalva 8301, Quilicura, Santiago, Chile.

Subscribed, Paid-in Capital; Number of Shareholders, and Ownership Distribution

The company's subscribed, paid-in capital on December 31, 2001, was a total of 1,380,000,000 shares owned by 1,319 stockholders. The 12 largest shareholders are listed in the following table:

SHAREHOLDERS	TAX PAYER N°	SHARES	%
Servicios Profesionales y de Comercialización S.A.(1) and (2)	96.529.210-1	562,565,935	40.77
Empresas Almac S.A.(1) and (2)	96.720.720-9	179,943,140	13.04
Future Investments S.A.(1) and (3)	96.622.920-9	121,702,127	8.82
Servicios e Inversiones Trucha S.A.(1) and (4)	96.643.740-5	120,048,776	8.70
Citigroup Global Asset Management		78,184,905	5.67
Estudios y Proyectos Comerciales e Inmobiliarios S.A.(1) and (2)	96.529.220-9	44,056,400	3.19
Capital International Inc.		20,167,050	1.46
Schroder Investment Management Ltd.		18,499,440	1.34
Alliance Capital Management L.P.		18,244,500	1.32
Emerging Markets Growth Fund, Inc.		17,790,000	1.29
Schroder Invt. Management N.A., Inc.		16,929,195	1.23
Empresas Almac Dos S.A.(1) and (5)	96.919.790-1	16,000,460	1.16
Remaining 1,307 stockholders		165,868,072	12.01
		1,380,000,000	**100.00**

(1) Are part of the controlling group, which holds 75.68%. There is no formal joint action agreement.
(2) Servicios Profesionales y de Comercialización S.A., Empresas Almac S.A., and Estudios y Proyectos Comerciales e Inmobiliarios S.A. are corporations controlled directly or indirectly by Felipe Ibáñez Scott (ID No. 5,638,122-8) and Nicolás Ibáñez Scott (ID No. 5,638,106-6).
(3) Future Investments S.A. is a corporation controlled directly or indirectly by Nicolás Ibáñez Scott.
(4) Servicios e Inversiones Trucha S.A. is a corporation controlled directly or indirectly by Felipe Ibáñez Scott.
(5) Empresas Almac Dos S.A. is a corporation controlled directly or indirectly by Cristóbal Lira Ibáñez.

Stock Market Transactions 1999 - 2001

PERIOD	VOLUME (in thousands)	TRANSACTION AMOUNT (Ch$ Millions) (1)	AVERAGE PRICE ($) (1)
1999			
I Quarter	19,257	5,237	356,30
II Quarter	30,767	11,204	533,84
III Quarter	9,227	3,646	591,85
IV Quarter	35,962	9,852	614,65
2000			
I Quarter	20,300	9,648	683,46
II Quarter	19,847	7,888	619,81
III Quarter	17,427	6,151	626,07
IV Quarter	20,020	6,313	623,26
2001			
I Quarter	37,078	10,906	612,81
II Quarter	27,954	9,803	585,79
III Quarter	55,106	12,056	622,07
IV Quarter	61,158	19,073	543,06

(1) Par value in Chilean pesos on the transaction date

ADR Transactions on the New York Stock Exchange 1999-2001

PERIOD	ADR VOLUME (Converted to Shares in thousands)	TRANSACTION AMOUNT (US$ Millions)	AVERAGE PRICE (US$)
1999			
I Quarter	40.896	2.90	11.06
II Quarter	15.108	3.61	16.49
III Quarter	43.104	3.01	17.11
IV Quarter	90.731	6.02	17.17
2000			
I Quarter	94.845	6.32	19.97
II Quarter	34.527	2.30	17.87
III Quarter	39.758	2.65	17.03
IV Quarter	39.091	2.27	16.43
2001			
I Quarter	54.815	3.65	15.93
II Quarter	44.631	2.98	14.43
III Quarter	57.387	3.84	13.94
IV Quarter	74.802	4.99	11.82

On December 31, 2001, D&S stock closed at Ch$570 per share on the Santiago Stock Exchange, and at US$13.10 per ADR on the New York Exchange. On that date, there were 14,970,334 ADRs (equivalent to 224,555,010 shares), which accounted for 16.27% of the subscribed, paid-in shares.

Shares Department

This department is supervised by the Central Securities Depository (Depósito Central de Valores DCV), whose offices are located at 770 Huérfanos, first basement, Santiago Municipality.

Auditors and Risk Rating Agencies

The corporation's external auditor is Deloitte & Touche; risk rating agencies are Fitch Chile and Feller & Rate.

Banks

D&S operates with the country's primary financial institutions. The largest loans are currently held with the Santiago, Santander, and Estado banks.

Insurance

D&S, its subsidiaries, and affiliates have ample insurance coverage for their fixed assets and operating cash flow.

Brands and Patents

The company's brands are duly registered. Its primary trademarks are Almac, Ekono, LIDER, LIDER Vecino, and LIDER Mercado. Attorneys for this area are the firms Silva y Cía and Harnecker y Cía.

Legal Counsel

The company's main legal counsel are "Barros, Court & Correa" and "Espina y Zepeda" law firms. Its law firm in the U.S. is Simpson, Thacher & Bartlett.

Dividend Policy

In accordance with D&S by-laws and applicable regulations, at least 30% of fiscal year profits are distributed in dividends unless otherwise agreed at the Extraordinary Shareholders' Meeting.

Dividends Paid

YEAR	HISTORICAL AMOUNT ThCh$	Ch$/SHARE	Ch$/ADR
1999	11,026,078	8	120
2000	11,037,142	8	120
2001	8,280,000	6	90

As agreed in the 184th session of the Board of Directors on March 27, 2001, a proposal was made at the Ordinary Stockholders' Meeting to distribute final dividend no. 31 at Ch$6 per share against the 2000 business year profits. The total amount distributed was Ch$ 8,280 million, which, together with interim dividend no. 30, accounted for 48.07% of the 2000 business year returns.

Interim dividend no. 32 was distributed in January 2002 at Ch$5 per share, for a total of Ch$6,900 million charged to 2001 earnings.

Distributable Earnings

The balance between fiscal year and distributable earnings is the following:

TOTAL FISCAL YEAR AND DISTRIBUTABLE EARNINGS:	ThCh$
Fiscal Year Earnings	39,365,276
Less: *Amortization of Goodwill*	337,770
Less: Accumulated Losses	0
Less: Accumulated Losses of Subsidiaries during the Fiscal Year	0
Distributable Earnings	39,027,506

Stockholders' Equity

D&S' stockholders' equity was ThCh$282,474,592 as of December 31, 2001.

Board of Directors and Executive Committee





BOARD OF DIRECTORS
(seated from left to right)

Hans Eben O.
Deputy Chairman
ID No. 4.764.938-2

Manuel Ibáñez O.
Director
ID No. 1.076.949-3

Felipe Ibáñez S.
Chairman
ID No. 5.638.122-8

Enrique Barros B.
Director
ID No. 5.065.737-1

(standing from left to right)

Jonny Kulka F.
Director
ID No. 4.863.497-4

Gonzalo Eguiguren C.
Director
ID No. 7.032.983-2

Fernando Larraín C.
Director
ID No. 7.011.884-K

AUDITING COMMITTEE

Gonzalo Eguiguren C.
President

Hans Eben O.
Director

Fernando Larraín C.
Director

EXECUTIVE COMMITTEE
(from left to right)

Rodrigo Cruz M.
Director of Operations
ID No. 6.918.243-1

Nicolás Ibáñez S.
Chief Executive Officer
ID No. 5.638.106-6

Cristóbal Lira I.
Chief Commercial Officer
ID No. 6.379.957-2

Luis Valdés L.
Director of Operations
ID No. 5.925.941-5

BOARD OF DIRECTORS' MISSION AND FEES

In addition to its legal duties and powers, the mission of the Board of Directors is to ensure that the company is managed in such a way as to promote its best interests and that of its shareholders and employees, all of which contributes to the community as a whole. To this end, the Board works to foster excellence in its management team and establishes a set of standards and policies in ethical, operational, economic, and commercial matters.

AUDITING COMMITTEE'S MISSION, FEES, AND EXPENSES

D&S' auditing committee (Law 18,046, Art. 1 part 2) has particularly emphasized three aspects that are in line with the spirit of recent legislation: (i) full cooperation with external auditors' management control systems in order to foster the confidence of stock market investors; (ii) ensuring that the company's operations with individuals are carried out equitably; (iii) seeing to it that the pay scale for primary managers and executives is rational, transparent, and justified.

EXPENSES

The Auditing Committee incurred expenses of ThCh$2,834 in 2001.

EXECUTIVE COMMITTEE'S MISSION AND FEES

The Executive Committee is an entity that assists the Board of Directors and the Office of the CEO. It works particularly to see that the company's mission and principles are fully understood and fulfilled, as well as to foster new talent and to measure company performance. In addition, the Executive Committee establishes commercial management and control policies.

The Executive Committee's total 2001 remunerations amounted to ThCh$ 583,240.

Remunerations of the Board

Parent company

NAME	2001 ATTENDANCE FEES ThCh$	2001 REMUNERATIONS	2000 (Historical Amount) ATTENDANCE FEES ThCh$	2000 (Historical Amount) REMUNERATIONS
Felipe Ibáñez Scott	60,000	28,380	60,000	28,380
Manuel Ibáñez Ojeda	12,000	24,348	12,000	24,348
Jonny Kulka Fraenkel	36,000		12,000	
Enrique Barros Bourie	36,000		12,000	
Hans Eben Oyanedel	44,444		13,333	
Gonzalo Eguiguren Correa	16,000			
Fernando Larraín Cruzat	16,000			
TOTAL	**220,444**	**52,728**	**109,333**	**52,728**

Subsidiaries

NAME	2001 ATTENDANCE FEES ThCh$	2000 (Historical Amount) ATTENDANCE FEES ThCh$
Manuel Ibáñez Ojeda	3,459	3,510
Nicolás Ibáñez Scott	2,695	2,691
Felipe Ibáñez Scott	1,730	1,755
Rodrigo Cruz Matta	1,449	1,403
TOTAL	**9,333**	**9,359**

Auditing Committee's Fees

NAME	2001 ATTENDANCE FEES ThCh$
Gonzalo Eguiguren Correa	6,666
Hans Eben Oyanedel	6,666
Fernando Larraín Cruzat	6,666
TOTAL	**19,998**



Management


BOARD OF DIRECTORS
AUDITING COMMITTEE
CHIEF EXECUTIVE OFFICER
EXECUTIVE COMMITTEE
CHIEF COMMERCIAL OFFICER
LEGAL COUNSEL
TALENT OFFICER
CHIEF FINANCIAL OFFICER
SYSTEMS MANAGER
OPERATIONS MANAGER
NORTHERN MARKET
SOUTHERN MARKET
LIDER MARKET, METROPOLITAN REGION
LIDER VECINO MARKET
SUPERMARKETS METROPOLITAN REGION
LIDER EAST MARKET
LOGISTICS
GROCERIES
COLD CUTS, DELICATESSEN, DAIRY PRODUCTS, FROZEN FOODS
MEATS, FISH AND SEAFOOD
PRODUCE & GARDEN
BAKERY & PASTRY
HOME
APPAREL
ELECTRONICS & APPLIANCES
HEALTH & BEAUTY

Distribution of Associates

	EXECUTIVES	TECHNICIANS	WORKERS	TOTAL
Distribución y Servicio D&S S.A.	32	462	72	566
Subsidiaries	2	1,525	13,895	15,422
COMPANY TOTAL	**34**	**1,987**	**13,967**	**15,988**

Same shift employees calculated on the basis of 192 hrs./month


D&S
REAL ESTATE DIVISION
FINANCIAL SERVICES DIVISION
PRESTO
RETAIL DIVISION
LA DEHESA
Antofagasta Shopping
granavenida SHOPPING
las palmas SHOPPING
viñashopping
puentealto SHOPPING
Almac
Ekono
LIDER
LIDER Vecino
LIDER MERCADO







(from left to right)

OPERATIONS

Juan Alcalde L.
LIDER Market, Metropolitan Region

Marcelo Fuentes G.
Logistics Manager

Marcelo Fernandino P.
LIDER East Market

Felipe Gutiérrez F.
Southern Market

Jesús Martínez S.
Operations Manager

Antonio Cepeda C.
Supermarkets
Metropolitan Region

Juan Pablo Marín S.
Ekono East Market

Manuel López B.
LIDER Vecino Market

Juan Pablo Pavissich A.
Northern Market

COMMERCIAL AREA

Vincent Godon R.
Bakery & Pastry

Manuel José Larraín C.
Produce & Garden

José Pedro Varela A.
Apparel

Gustavo Vetterlein R.
Meats, Fish and Seafood

Gastón Donoso G.
Groceries

Daniel Vicuña M.
Electronics & Appliances

Rodrigo Cañas C.
Health & Beauty

Alejandro Aldunate S.
Cold Cuts, Delicatessen, Dairy Products and Frozen Foods

Cristóbal Lira I.
Home

MANAGEMENT

Juan Manuel Asserella P.
Solutions, Applied Technology, and Service, STS Manager

Italo Giannoni B.
Personnel Administration Service Manager

Miguel Medel S.
Talent Officer

Ricardo Mendoza V.
Legal Counsel – Secretary of the Board of Directors

Miguel Núñez S.
Chief Financial Officer

Javier Garcés R.
Projects Manager

Alberto Fraimovich R.
Presto Manager

Andrés Vial R.
Real Estate Manager

Our Subsidiaries



D&S
99.99%
0.005%
99.17%
99.95%
Maquinsa S.A.
0.005%
Administradora de Concesiones Comerciales de Hipermercados S.A.
Administradora de Concesiones Comerciales de Supermercados S.A.
Saitec S.A.
99.95%
99%
Supermercado Buenaventura Ltda.
Supermercado Viña del Mar Ltda.
Hipermercado Alameda Ltda.
Hipermercado Puente Alto Ltda.
Hipermercado Maipú Ltda.
Hipermercado Departamental Ltda.
Hipermercado Gran Avenida Ltda.
Hipermercado Santa Amalia Ltda.
Hipermercado El Belloto Ltda.
Hipermercado Lonquén Ltda.
Hipermercado La Serena Ltda.
Hipermercado Bío Bío Ltda.
Hipermercado Antofagasta Ltda.
Hipermercado La Reina Ltda.
Hipermercado Temuco Ltda.
Hipermercado Puente Nuevo Ltda.
Hipermercado Quilicura Ltda.
Hipermercado Concepción Ltda.
Servicios y Administración de Créditos Comerciales Presto Ltda.
Supermercado Grecia Ltda.
Supermercado Vicuña Mackenna Ltda.
Supermercado Macul Ltda.
Supermercado Estoril Ltda.
Supermercado Gran Avenida Ltda.
Supermercado Vespucio Sur Ltda.
Hipermercado Tomás Moro Ltda.
Supermercado Independencia Ltda.
Supermercado Iquique Ltda.
Hipermercado Talca Ltda.
Supermercado Kennedy Ltda.
Supermercado Pajaritos Ltda.
Supermercado San Bernardo Ltda.
Supermercado Los Morros Ltda.
Supermercado Arica Ltda.
Supermercado Los Domínicos Ltda.
Supermercado Osorno Ltda.
Supermercado Pedro de Valdivia Ltda.
Supermercado Plaza Lyon Ltda.
Comercial Outlet Pajaritos Ltda.
5%
Escuela de Capacitación Técnica Escatec Ltda.
95%
O'clock S.A.
Supermercado Tobalaba Ltda.
Supermercado José María Caro Ltda.
Supermercado Plaza Egaña Ltda.
Supermercado Colón Ltda.
Supermercado Ñuñoa Ltda.
Supermercado Maipú Ltda.
Supermercado La Dehesa Ltda.
Supermercado Plaza Italia Ltda.
Supermercado Apoquindo Ltda.
Supermercado La Frontera Ltda.
Supermercado La Calera Ltda.
Supermercado Quilpué Ltda.
Supermercado Norte Grande Ltda.
Supermercado Manuel Montt Ltda.
Supermercado Santa Rosa Ltda.
Supermercado Recoleta Ltda.
Supermercado Vitacura Ltda.
Supermercado Marina Ltda.
Logística Transporte y Servicio LTS Ltda.
Ventas y Distribución Ltda.
Supermercado Almac S.A.
99.99%
99%
1%
0.05%
Rentas e Inversiones La Dehesa S.A.
Rentas e Inversiones Antofagasta Ltda.
Rentas e Inversiones Puente Alto Ltda.
Rentas e Inversiones Viña del Mar Ltda.
Rentas e Inversiones Gran Avenida Ltda.
Rentas e Inversiones Maipú S.A.
Sermob S.A.
95%
5%

Subsidiaries

DIRECT SUBSIDIARIES	LEGAL STATUS	SUBSCRIBED & PAID-IN CAPITAL ThCh$	DIRECT & INDIRECT PARTICIPATION	SUMMARY OF BUSINESS ACTIVITIES	BOARD OF DIRECTORS	MANAGEMENT	PERCENTAGE OF PARENT COMPANY ASSETS INVESTED IN THE SUBSIDIARY
Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales	Closed Corporation	ThCh$ 22,519,286	99,95%	Real estate management, construction, and investment	Chairman: Manuel Ibáñez Ojeda (1) Directors: Felipe Ibáñez Scott (1) Nicolás Ibáñez Scott (2) Rodrigo Cruz Matta (3) Jenaro Prieto Vial	Chief Executive Officer: Rodrigo Cruz Matta (3)	3.42 %
Maquinsa S.A. (4)	Closed Corporation	ThCh$ 127,398,349	100%	Machinery and equipment rental; real estate investment Purchase, sell, package, import, export, and distribute, wholesale or retail, all types of merchandise, products, and food items in supermarkets, warehouses, small grocery stores, and other similar establishments. Consultation services for opening and operating supermarkets.	Chairman: Luis Valdés Lyon (3) Directors: Cristóbal Lira Ibáñez (3) Rodrigo Cruz Matta (3) Juan Alcalde Luisetti (3)	Chief Executive Officer: Cristóbal Lira Ibáñez (3)	20.77 %
Administración de Concesiones Comerciales de Supermercados S.A.	Closed Corporation	ThCh$ 21,573	100%	Purchase, sell, package, import, export, and distribute, wholesale or retail, all types of merchandise, products, and food items in supermarkets, warehouses, small grocery stores, and other similar establishments. Consultation services for opening and operating supermarkets.	Chairman Manuel Ibáñez Ojeda (1) Directors: Nicolás Ibáñez Scott (2) Jenaro Prieto Vial	Chief Executive Officer: Luis Valdés Lyon (3)	5.12 %
Administración de Concesiones Comerciales de Hipermercados S.A.	Closed Corporation	ThCh$ 22,224	100%	Purchase, sell, package, import, export, and distribute, wholesale or retail, all types of merchandise, products, and food items in supermarkets, warehouses, small grocery stores, and other similar establishments. Consultation services for opening and operating supermarkets.	Chairman: Manuel Ibáñez Ojeda(1) Directors: Nicolás Ibáñez Scott(2) Cristóbal Lira Ibáñez (3) Rodrigo Cruz Matta(3) Luis Valdés Lyon(3)	Chief Executive Officer: Rodrigo Cruz Matta (3)	3.59 %

(1) Director of parent company (2) CEO of parent company (3) Executives of parent company

(4) The merger of the companies Maquinarias, Equipos e Instalaciones S.A. and Fullmarket S.A. was approved at the Extraordinary Shareholders' Meetings held by the companies on December 30, 2000. As a result of the merger, Maquinarias, Equipos e Instalaciones S.A. was taken over by Fullmarket S.A., which changed its trade name to Maquinsa S.A.

Who We Are

Our History, Mission, Principles and Values


1893
GRATENAU Distributors
1957
First ALMAC Supermarket
1984
First EKONO Supermarket
EKONO
1987
First EKONO Hypermarket
1995
First LIDER Hypermarket
LIDER
1996
Opened on the local stock exchange
1997
ADR Opening
DYS
LISTED
NYSE
1997
LTS Distribution Center Opens

HISTORY

D&S' history dates back to 1893 when a group of German businessmen in Valparaiso founded the Gratenau Distributing Company, a company that was highly successful for 50 years.

After it closed, the Gratenau Distributing Company was succeeded by the first Almac supermarket, which opened its doors to the public in 1957. This started a whole new way of doing business in Chile and laid the groundwork for what D&S is today.

Operating through 54 autonomous stores of various formats, D&S has improved its services and helped improve people´s quality of life year after year.

After creating the Almac, Ekono (1984), and LIDER (1995) retail chains, the parent company D&S has been a distribution center, service provider, and franchiser for the operation of each of these formats. It has created a business culture that combines the flexibility and dynamism of a small independent business with the strategic vision and professionalism of a large corporation.

D&S' unswerving attention to service and its commitment to innovation has made the company a leader in the supermarket industry, a business sector that has become intensely competitive.

OUR PURPOUSE

"To improve people's quality of life."

OUR MISSION

We will have a highly productive organization that generates the highest levels of commitment, enthusiasm and motivation in each of its members.

We will be the most innovative, productive and profitable firm in the industry.

We will be the best distribution and retail company in the country.

We believe that it is our duty to serve God and our country, and that we can best accomplish this by providing a low-cost, high-quality service that satisfies the basic needs of


2001
LIDER MERCADO
Hypermarkets Opens
2000
LIDER VECINO
Hypermarket Opens

hundreds of thousands of Chilean families, and by providing jobs with opportunities for personal growth and professional advancement within our company. Consequently, those of us at the helm (department heads, executives, managers, and directors) must drive the company towards ever-higher standards of excellence. We will always remember that we exist to serve our customers (both internal and external); we will seek to work together efficiently with our suppliers; we will maintain a professional, dynamic work style; and we will continually strive to perfect our services, processes, and organization.

OUR PRINCIPLES

Provide the framework for our mission.

WE BELIEVE:

- In God and the dignity of Man.
- There is an objective moral order underlying our Western Christian civilization that should guide our lives.
- The object of society is to achieve the common good, understood as the citizens' ongoing effort to uphold the mandatory and orderly course of human behavior, which, through justice and work, allows every man and woman to pursue his or her free and individual quest for progress, and thus attain fulfillment in his or her spiritual, material, and cultural life.
- In a free and responsible social order where individual initiative is encouraged.
- We must always act with honesty and integrity in everything we do, both in our personal and professional lives.
- In an impersonal, subsidiary and non-arbitrary state whose aim is to promote the common good and serve the community.
- In private enterprise as the essential driving force behind the development of nations.
- Work dignifies people and is the best way to serve God and the country.
- Everyone has potential for achievement. Every individual has personal qualities and talents that should be developed.
- Capable individuals have the moral responsibility of helping those unable to care for themselves.

OUR VALUES

- People-oriented

  Happy associates mean satisfied customers.
- Consumer-oriented

  Our customers are our only source of income.
- Effectiveness

  We must all be capable of producing results.
- Creativity

  We must be the principal agents of change.
- Austerity

  We are essentially storekeepers, grocers.

Business Areas



Groceries



True to our history as shopkeepers, the grocery business is the driving force behind our company. Customers come to us knowing that they will be able to find the product they want at the best possible price.

Our grocery department is divided into two main sections. Food items (traditional groceries, breakfast foods, candies, and beverages, both alcoholic and non-alcoholic) comprise the largest section, which accounts for 65.4% of total grocery sales. The second area includes basic and non-food items such as cleaning supplies and health and beauty aids, and makes up the remaining percentage.

We made a great deal of progress in 2001 in our Category Management program, the company's primary commercial project. The goal here is to develop an efficient management model for handling product variety, prices, inventory, and space.

We are always on the lookout for new, high-quality products to improve our variety in strategic categories, and the result has been a significant increase in the company's imports. This year we introduced the Canadian brand "President's Choice," an internationally-recognized name to which D&S has exclusive representation rights.

This past year was a very dynamic one, with daily product specials, promotional activities, and sales prices throughout particular departments. We also introduced new departments, including the Child Care Center, the Beauty Center, and the Cleaning Center.

We are undoubtedly a consumer's best



option when it comes time to shop for groceries.



Share of total revenues: 50.8%

Markets and Formats

In order to improve our national retail coverage, D&S has identified six markets: the Northern Market, which covers the First to the Fifth regions and includes six Ekono stores, one Lider Vecino, and four Lider hypermarkets; the Southern Market, which extends from the Seventh region down to the far south, and includes an Ekono supermarket, two Lider Vecino stores, and two Lider hypermarkets; the Metropolitan Region Lider Market, with its ten hypermarkets; the Metropolitan Region Lider Vecino Market, with its two Lider Vecino stores; the Metropolitan Region Supermarkets Area, with four Almacs and 21 Ekonos; and the East Lider Market, covering the first Lider Mercado store, which celebrated its grand opening in 2001.


Almac

The mission of these markets' operations management is to learn the market thoroughly, detect opportunities for growth, and to take the lead, in each market, in matters of pricing, product variety, service, and quality, tailoring them to fit the consumer needs of each specific region.


Ekono

The Almac stores are geared primarily to the shopper who is out for the sheer adventure of it; these stores offer over 10,000 prime quality products with personalized service.

The Ekono, on the other hand, focuses on offering its more than 15,000 products at the lowest possible price. These neighborhood stores, with their high quality service, are an excellent option both for stocking up on basic groceries and for the occasional impulse purchase. Its Preferred Customer program was launched in 2001 to reward these stores' faithful customers.



Cold Cuts, Delicatessen, Dairy Products, Frozen Foods


Mantecoso

Our long experience in delicatessen products and our motivation to serve brings us to a new mission: to give Chile a treat.

We are always searching for products in Chile and abroad that will enable us to give our customers the best price, quality, and variety with an international flavor. We offer products from Argentina, Spain, France, Italy, Denmark, Germany, and more. We also give priority to small domestic suppliers that are able to satisfy needs for more sophisticated products.

We have to be able to deliver quality and freshness to any point in Chile, however remote. We do this through an extensive high-technology refrigeration logistics system, combined with quality controls carried out by our team of professional food technicians.

Our aim is to combine the skill and flavor of home and international cooking with the most up-to-date preparation processes, focusing especially on such high-demand products as roast chicken, Italian pasta, pizza, and café service. This is all part of our search for practical solutions for our customers' busy lives.

Select ingredients, excellence in production, and fresh, appetizing display; these are irresistible to the consumer. This is why we train our associates in food handling techniques, hygiene, quality control, and product display. We even have an Italian chef on staff who is an expert in pastas and pizzas.

This is all part of how we offer our



customers the best flavors from Chile and around the world.



Share of total revenues: 16.2%:

Markets and Formats

In addition to the items traditionally available in grocery stores, Lider Vecino offers an extensive variety of housewares, apparel, and electronic items. Due to their large size (up to 4,000 square meters), they have the advantage of being located in high-density urban areas. They combine hypermarket prices with the personalized service of a supermarket.




LIDER

Lider stores are D&S' version of the low-priced hypermarket, geared toward satisfying a population's myriad of needs under a single roof at the market's best prices. This format stocks over 30,000 items, including the Buffet product line, which was added to the store's brands in 2001. These are high-quality food items that can either be bought for home consumption or eaten in the stores' cafeterias, adding a pleasant interlude to a trip to the grocery store.



Business Areas



Produce and Garden



D&S has traditionally had produce and garden departments, but we've made a number of improvements in this area over the last year. While purchases in Greater Santiago are channeled through our Distribution Center, in other regions our stores are supplied by local farmers. This strategy enables us to supply the freshest possible produce and means we can respond more effectively to local demand. We have also made improvements in our own and in suppliers' refrigerated transport logistics. The imported products we keep in stock enable us to offer our customers a greater assortment of products.

We have made quality a priority by standardizing parameters with our suppliers. We also have training programs for our associates at the Produce School, which puts our people in direct contact with the production process and means they know better how to handle the produce when it reaches our stores.

This year we added to our stores a florist department that offers national and imported flowers. We centralize our purchases through Aquaflor so that we can offer a wide variety and quality of flowers that would otherwise be inaccessible to many of our customers. The flower shops are placed at strategic locations within our stores to make them more attractive and customer-friendly from the start. This is part of a concept that is known internationally as the "wet market," in which the freshness of the products on display is palpable from the moment the shopper enters the store.

Markets and Formats

The Lider Mercado store, located in east Santiago, is a pleasant, spacious retail format geared toward serving the demanding customer who expects to make his or her shopping a pleasurable experience. Its prime goal is to offer high quality products, especially in perishable food items. Among its more than 50,000 products are over 50 kinds of bread, a wide variety of cold cuts, imported cheeses, prime quality fruits, meats imported from all the major meat-producing countries, ready-to-serve dishes prepared by international chefs, coffee from various American and African countries, imported wines and liqueurs, and more. This makes it easy for shoppers to treat themselves to something special while they stock up on their normal grocery purchases at the market's lowest prices.



Private Labels

D&S offers many grocery, cleaning, and household products under the private label names Lider, Ekono, and Acuenta. Doppler is D&S brand of appliances and electronic items, and Tempore, Tempore Kids, AMC, Complement, and Tizza's are our brand names for clothing. A new private label added this year was the Buffet brand, under which prepared foods are sold. The sale of private label items accounted for 10.4% of the 2001 total.

The private label program is not only an interesting area of business for D&S; it has also given small and medium-sized suppliers access to more extensive distribution channels and has increased their sales volume.

Our private label products are subject to stringent quality controls in the company's laboratories. That way we can be sure we are offering our customers good quality products at, of course, the best possible prices.



Share of total revenues: 4.3%



Bakery and Pastry


Bollo Linaza
$ 299

We know that good is never good enough, and during the last business year we focused especially on introducing innovations to this area. We included a wide variety of breads baked with recipes from all over the world, as well as a selection of elegant pastries, thus earning the preference of many shoppers.

Our bakery and pastry area focused its attention on three basic points this year: using the most natural ingredients, redesigning production processes, and improving product quality. This helped us increase to over 50 the kinds of bread available, including tomato, garlic, and onion bread, and such international varieties as German, Italian, and French breads.

Service was also a focal point in 2001. We created the first Bakery and Pastry School in the country, supervised by professional bakers from home and abroad. This provides our associates with superior training in both theory and practice.

Another one of the premium quality products we now offer in this department is a line of fine chocolates made by D&S from Belgian ingredients and elegantly packaged. We also make our own ice cream now, and our choice natural ingredients have made them a resounding success.



Technology

Technology plays a major role in our business, providing competitive advantages and differentiation in an increasingly demanding market, and D&S has been at the forefront in implementing technological solutions for the retail industry. Some of our technological highlights for 2001 are the implantation of SAP / R3 accounting and financial modules, category management tools, and data warehouse solutions. We have also expanded our use of the E3 SLIM restocking system, and our web site info@retail - the basis for an integrated work with our suppliers- is now in operation.


Hero
MERMEL.NARANJA ACI

Logistics

The Distribution Center, with over 72,000 square meters, supplies our retail stores with more than 18,000 products. It is highly efficient in distributing goods, with service levels of 95% (the difference between each store's orders and actual shipping), similar to international levels. We coordinate closely with our suppliers so that our logistics team can decrease transport costs while helping contribute to cleaner air and less congested streets by consolidating shipments. In addition, the company has achieved considerable savings through fewer inventory days and better productivity. In the last few years, D&S' logistics area has been instrumental in establishing new standards in Chile through, for example, pallet standardization and extensive use of EDI (Electronic Data Interchange).





Share of total revenues: 3.8%



Meats, Fish and Seafood





We have diversified our meat selection by purchasing from suppliers in Argentina, Brazil, Paraguay, Uruguay, New Zealand, and other countries. We also purchase from the domestic industry, whose professionalism is improving thanks in part to D&S' standardizing of meat qualities and strictly monitoring animals' feeding and vaccination regimens. Our processing plants have also been instrumental in setting standards for particular cuts of meat and for packaging.

Our fish and seafood department's centralized purchases through Aquapuro make it more efficient and give it access to suppliers of all sizes. Fish and seafood have traditionally been staples of the Chilean diet, so quality, freshness, and purity are crucial to this area. D&S has always carried these food items, and the company has made considerable improvements in this area, whose potential for growth presents yet another challenge for our suppliers and associates. One of the ways we meet this challenge is through the Meat, Fish, and Seafood School, which trains our people not only on how to sell these products, but also provides more specific training on such matters as special cuts, restocking, and how to prepare the various meats and fish. The school also offers classes on food and nutrition so that our associates can become veritable experts in their field.



Our Associates

We know that our people are our company's most valuable asset. One of our management priorities is developing talent, which we do through ongoing evaluations to help identify each associate's talents and qualities in order to help them develop professionally. Feedback after evaluation also helps improve performance so that company goals can be met.



Pay scales and bonuses are also tied to individual evaluation results.

D&S also has several programs to help our associates with housing, health, and education. For example, our savings program helped 126 of our associates fulfill their dream of becoming homeowners.

health matters, our company provides health benefits with additional insurance to cover our associates and their families. Our program "D&S Works Toward a Healthy Life" holds seminars and workshops to help prevent and treat alcoholism and drug abuse.

This year, the company awarded 943 scholarships to associates' children, and 536 of our people were able to earn their high school degrees thanks to our education programs.

We take pride in knowing that our nearly 16,000 associates have jobs that, when we all work together, allow us to better serve Chilean families. We know that "Happy associates mean satisfied customers."





Share of total revenues: 10.6%

Business Areas



Home


POLICE
EMERGENC
330

Our customers visit our housewares department looking for products to help them create a homey atmosphere at attractive prices. With this in mind, the department's six basic areas seek to make shopping a family activity by offering customers new kinds of products. The variety of items offered in our areas of Home Decorating (year-round and seasonal decorating, bath and kitchen supplies) and Home Improvement (hardware, furniture, auto parts, and pet supplies) means that everyone in the family can enjoy a trip to the store. We also have an office and school supply section that emphasizes school supplies for our young shoppers; a Leisure Time area offering camping supplies, sporting goods, toys, and patio items; and an Entertainment department where shoppers can pick up music, books, and movies.

We purchase items for these departments from first-rate suppliers from around the world, including the U.S., Europe, and Asia. Our toy section has set the standard for the market. Our suppliers' enthusiasm for participating in this new, challenging business activity is evidence of its enormous potential for growth.





Total share of revenues: 8.7%

Customers and the Community

With over 107 million transactions in 2001 and stores in all of the country's major cities, D&S serves thousands of Chileans.


PARTIDA

But we not only go to great lengths to offer the best retail service; we also do all we can to be involved in the community. Our traditional collection "Leave Your Change in Good Hands" raised 589 million pesos for the Hogar de Cristo charity this year. Also, each of our stores sponsors works to help the needy, helping out in homes for children and the elderly and shelters for the homeless.

We also like to encourage people to work out. This year we organized eight family runs and three bicycle races, all of which enjoyed the participation of more than 150,000 people and numerous professional athletes of national renown. We are very proud of our cycling team, which won the 2001 "Vuelta a Chile" race.


Congelados
Verduras

After making a public commitment to hire the disabled, we now have 17 employees who spent years in rehabilitation with the Chilean Telethon Foundation working in our stores. Each physically-challenged associate is treated as just another employee, with the same responsibilities and privileges.

Concern for our customers and community involvement are basic elements of our company's growth.





Electronics and Appliances



During the past year, we worked hard at increasing our sales of television sets, home appliances, and stereo systems. We also expanded our line of computer items, telephones, and recording systems. In keeping with our policy of selling at low prices, we have begun to import goods directly from Asia. This, combined with our efficient Category Management program, has helped us to stock items that are geared specifically to the needs and purchasing ability of our customers in spacious departments in our Lider stores. We also have an after-sales service department, home delivery, and a nation-wide authorized service department.

During the year, we emphasized strategies to attract customers, including advertising campaigns and easy payments with the Presto card, which have increased sales of these higher-priced items. We also worked together with grocery suppliers to offer our customers free groceries when they purchased home appliances from D&S.



Real Estate Development

The search for strategic locations will continue to be a key factor in the company's growth. This ongoing search guarantees the success of our program for new supermarkets as well as for the real estate division itself, which manages D&S-owned rental properties. We currently have 914 retail locations, with a total area of 74,500 square meters, whose rents brought in US$20.2 million in revenues this year. Of these stores, 287 are located in shopping centers owned by D&S located in densely populated urban areas such as La Dehesa, Maipú, Viña del Mar, Gran Avenida, Puente Alto, and Antofagasta.


LIDER

In our real estate division, we have professionals who are well-versed in the latest in design and architecture techniques, enabling us to offer our customers spacious shopping areas whose beauty and comfort are not left up to mere chance.

Presto Card

During 2001, our supermarkets began to accept the Presto card, which was originally accepted for payment only at our hypermarkets. In the course of the year, the number of active accounts increased by 32.43%, and the monetary amount of purchases with the card increased by 40.35%. By December 2001, there were 286,966 cardholders, and use of the card increased from 5.1% to 6.8% of total sales as compared with the previous year.

But our improvements with Presto are qualitative as well as quantitative. Presto customers this year were offered better promotional programs and mail service, and the Presto offices inside our stores were remodeled to improve customer service.


PRESTO
Almac



Total share of revenues: 1.9%

Business Areas



Apparel





Recent trends in consumers' clothing purchase habits give this area enormous growth potential. During 2001, this department's commercial structure was revamped, and we now have increasingly specialized buyers that travel the world searching out the best variety, quality, and prices. We import 75% of our clothing directly from Asia, Europe, the U.S., and Latin America. The savings we realize from not paying an importer mean we can offer large quantities of clothing at an excellent price-quality ratio.

Our Distribution Center keeps our stores stocked, so we can be efficient in monitoring quality and rotation, and thus keep our inventory completely up to the minute.

The clothing department is not an exclusively self-service area. We keep our associates in this department trained in customer service as well as in the type and quality of the clothing we carry so that our shoppers know they will always find someone who can answer their questions. We also began a remodeling program this year in order to create a clothing environment similar to one that might be found in a more specialized store.

Numerous advertising programs for our clothing items were also held this year in order to increase customer awareness of this department and help increase sales.

We know we still have a long way to go, so "Dressing Chile" will continue to be a priority for us.





Total share of revenues: 3.5%

Investment Program and Priorities



With a US$111 million investment in 2001 in land purchases, new stores, and remodeling and equipping, D&S' total investment from 1997 to 2001 reached US$794 million. In 2002 and future years, we will pace our investment program to match our cash flow. Although our indebtedness is at a level considered reasonable for this sector, our policy will be geared toward reinvesting mainly our own cash flows into profitable ventures, in accord with our shareholders' expectations.

With clear goals in terms of sales growth, market share, return on capital, and generation of cash flow, D&S will keep its focus on the growth of its main area of business, improving and complementing it by making improvements in our non-traditional areas of business. Another priority will be to better productivity and control throughout the company. This will allow us, in the future, to explore different retail formats and distribution channels.





Health and Beauty


Amoval
Gastrium
ACTAN

In June of 2001, we reinstated a previous business project to sell pharmaceutical items as part of our policy to offer consumers a wider range of products. This challenging project aims to make use of our supermarket infrastructure and customer flow to complement the company's traditional line of business.

We opened four pharmacies during the year, focusing on product variety, design, cleanliness, and on providing information on matters pertaining to health.

During 2002, D&S will keep up its efforts to introduce into Chile the sale of over-the-counter pharmaceuticals in supermarkets, leaving it up to the customer rather than the pharmacy salesperson to select the medicine to be sold. Shoppers will be given the information they need to make an informed purchase.

We at D&S feel that this system of selling medicines, which would be new to Chile, would be a driving force for competition. We believe that the profit margin would decrease in around 15% in what is currently a highly-concentrated industry with sales of some US$800 million per year.


C·A·F·É

Café



A growing segment of consumers is becoming interested in gourmet foods, a situation which has motivated D&S to launch a private label line of products in all the perishable goods sections. This brand, Buffet, was well accepted from the start among demanding customers, who appreciate these products' excellent quality and attractive packaging. Our new café, the Café Buffet, was born out of the Buffet line. This eatery aims to become a good alternative for the hungry shopper, offering an extensive menu and personalized service at competitive prices.

During the past year, the café concept was expanded into a cafeteria format in the Lider hypermarkets in order to serve a wider range of public. Given the success of these eateries, D&S plans to expand its gastronomical options into the restaurant format. That's where our new challenges lie.

Our Stores

NORTHERN AREA

EKONO

- Supermercado Marina Ltda. - Libertad 1348, Store 3 Nº 0305, Viña del Mar
  ✆ (56-32) 382 800
- Supermercado La Calera Ltda. - Av. Latorre 280, La Calera
  ✆ (56-32) 223109 - 224 768
- Supermercado Quilpué Ltda. - Los Carrera 1159, Quilpué
  ✆ (56-32) 916 444 - 921 269
- Supermercado Arica Ltda. - Diego Portales 2291, Arica - ✆ (56-58) 248192
- Supermercado Norte Grande Ltda. - Av. Tocopilla s/n, Chuquicamata
  ✆ (56-55) 326 683
- Supermercado Norte Grande Ltda. - Inca de Oro 4548, Calama
  ✆ (56-55) 334 509 - 333 521

LIDER

- Supermercado Viña del Mar Ltda. - Av.15 Norte 961, Viña del Mar
  ✆ (56-32) 975 434 - 689 240
- Hipermercado El Belloto Ltda. - Ramón Freire 1351, Quilpué - ✆ (56-32) 982 178
- Hipermercado La Serena Ltda. - Francisco de Aguirre 02, La Serena
  ✆ (56-51) 221 311
- Hipermercado Antofagasta Ltda. - Zenteno 21, Antofagasta
  ✆ (56-55) 642 200

LIDER VECINO

- Supermercado Iquique Ltda. - Av. Héroes de la Concepción 2653, Iquique
  ✆ (56-57) 480 480 - 480 456

METROPOLITAN AREA

ALMAC

- Supermercado Plaza Lyon Ltda. - Av. 11 de Septiembre, Providencia 2249
  ✆ (56-2) 251 3196 - 251 3197
- Supermercado Manuel Montt Ltda. - Manuel Montt 80, Providencia
  ✆ (56-2) 236 4183 - 236 9440
- Supermercado Vitacura Ltda. - Vitacura 4100, Vitacura
  ✆ (56-2) 228 2635 - 208 0764
- Supermercado Kennedy Ltda. - Av. Kennedy 5377, Las Condes
  ✆ (56-2) 242 0710 - 242 0711

EKONO

- Supermercado Pedro de Valdivia Ltda. - Pedro de Valdivia 1885, Providencia
  ✆ (56-2) 204 7375 - 204 7236
- Supermercado Tobalaba Ltda. - Las Camelias 2875, Providencia
  ✆ (56-2) 232 6738 - 233 1688
- Supermercado Plaza Italia Ltda. Rancagua 0180, Providencia
  ✆ (56-2) 204 7230 - 204 7251
- Supermercado Colón Ltda. - Cuarto Centenario 1016, Las Condes
  ✆ (56-2) 212 9719 - 212 8237
- Supermercado Estoril Ltda. - Av. Las Condes 10295, Las Condes
  ✆ (56-2) 243 1013 - 243 1014
- Supermercado Apoquindo Ltda. - Av. Apoquindo 6060, Las Condes
  ✆ (56-2) 211 6962 - 211 1858
- Hipermercado Tomás Moro Ltda. - Av. Tomás Moro 1149, Las Condes
  ✆ (56-2) 211 8703
- Supermercado Los Domínicos Ltda. - Camino El Alba 11865, Las Condes
  ✆ (56-2) 214 5434 - 214 5312
- Supermercado José María Caro Ltda. - Av. Américo Vespucio Sur 1790, Las Condes
  ✆ (56-2) 228 2769
- Supermercado La Dehesa Ltda. - El Rodeo 12850, Lo Barnechea
  ✆ (56-2) 216 8351 - 216 8281
- Supermercado Ñuñoa Ltda. - Av. Irarrázaval 2928, Ñuñoa
  ✆ (56-2) 209 0116 - 204 7238
- Supermercado Grecia Ltda. - Av. Grecia 352, Ñuñoa - ✆ (56-2) 239 3082
- Supermercado Plaza Egaña Ltda. - Av. Irarrázaval 5353, Ñuñoa
  ✆ (56-2) 277 6690
- Supermercado Pajaritos Ltda. - Av. Ramón Freire 5100, Maipu
  ✆ (56-2) 743 2818
- Supermercado Maipú Ltda. - Ramón Freire 1790, Maipú
  ✆ (56-2) 531 3580 - 531 3711
- Supermercado Recoleta Ltda. - Recoleta 3501, Recoleta
  ✆ (56-2) 622 3638
- Supermercado Independencia Ltda. - Av. Independencia 4142, Conchalí
  ✆ (56-2) 734 7030 - 734 7029
- Supermercado Gran Avenida Ltda. - Gran Avenida 4004, San Miguel
  ✆ (56-2) 555 6158 - 555 8335
- Supermercado Los Morros Ltda. - Riquelme 69, El Bosque
  ✆ (56-2) 548 7667 - 548 7537
- Supermercado Santa Rosa Ltda. - Santa Rosa 9233, San Ramón
  ✆ (56-2) 541 5000
- Supermercado San Bernardo Ltda. - San José 69, San Bernardo
  ✆ (56-2) 859 4757 - 859 4804

LIDER

- Supermercado Buenaventura Ltda. - Buenaventura 1770, Vitacura
  ✆ (56-2) 219 2092 - 219 3165
- Hipermercado La Reina Ltda - Jorge Alessandri 1131, La Reina - ✆ (56-2) 273 8003
- Supermercado Macul Ltda. - Av. José Pedro Alessandri 2127, Macul
  ✆ (56-2) 399 2200
- Hipermercado Departamental Ltda. - Av. Américo Vespucio 6325, La Florida
  ✆ (56-2) 293 2426 - 293 2472
- Hipermercado Santa Amalia Ltda. - Santa Amalia 1763, La Florida
  ✆ (56-2) 287 5021
- Hipermercado Gran Avenida Ltda.
  Gran Avenida 6150, San Miguel - ✆ (56-2) 526 4430

- Hipermercado Alameda Ltda.
  Av. General Velázquez 060, Estación Central
  ✆ (56-2) 776 1680
- Hipermercado Puente Alto Ltda.
  Av. Concha y Toro 1149, Puente Alto
  ✆ (56-2) 850 0959 - 850 0126
- Hipermercado Maipú Ltda.
  Av . Pajaritos 4500, Maipú - ✆ (56-2) 744 4401
- Hipermercado Lonquén Ltda.
  Américo Vespucio 2500, Cerrillos - ✆ (56-2) 533 0181

LIDER VECINO

- Supermercado Vespucio Sur Ltda.
  Av. Américo Vespucio Sur 881, Ñuñoa - ✆ (56-2) 227 1747
- Supermercado Vicuña Mackenna Ltda.
  Av. Vicuña Mackenna 7196, La Florida
  ✆ (56-2) 221 5209 - 221 5338

LIDER MERCADO

- Hipermercado Puente Nuevo Ltda.
  Av. Las Condes 12916, Lo Barnechea - ✆ (56-2) 395 9200

SOUTHERN AREA

EKONO

- Supermercado La Frontera Ltda.
  Rudecindo Ortega 01738, Temuco
  ✆ (56-45) 223 413 - 223 414

LIDER

- Hipermercado Concepción Ltda.
  Av. Arturo Prat 651, Concepción - ✆ (56-41) 409 200
- Hipermercado Bío - Bío Ltda.
  Autopista Concepción-Talcahuano 9.000, Concepción
  ✆ (56-41) 264 700
- Hipermercado Temuco Ltda.
  Prieto Norte 0320, Temuco - ✆ (56-45) 218 080

LIDER VECINO

- Hipermercado Talca Ltda.
  9 Oriente 1241, Talca - ✆ (56-71) 220 042 - 228 626
- Supermercado Osorno Ltda.
  Errázuriz 1358, Osorno - ✆ (65-45) 317 020

D&S S.A. Escuela de Servicio (School of Service)

Av. Eduardo Frei Montalva 8301, Quilicura, Santiago
✆ (56-2) 200 5000


Northern Area
Metropolitan Area
Southern Area


ekono
LIDER
LIDER MERCADO

Declaration of Responsibility

In accordance with current regulations, the undersigned declare under oath to take responsibility for the accuracy of all the information presented in this annual report.

Mr. Felipe Ibáñez Scott	Chairman	5.638.122-8
Mr. Hans Eben Oyanedel	Deputy Chairman	4.764.938-2
Mr. Manuel Ibáñez Ojeda	Director	1.076.949-3
Mr. Jonny Kulka Fraenkel	Director	4.863.497-4
Mr. Enrique Barros Bourie	Director	5.065.137-1
Mr. Gonzalo Eguiguren Correa	Director	7.032.983-2
Mr. Fernando Larraín Cruzat	Director	7.011.884-K
Mr. Nicolás Ibáñez Scott	Chief Executive Officer	5.638.106-6



Av. Presidente Eduardo Frei Montalva 8301
Quilicura • Santiago • Chile

Telephone: (56-2) 200 5000

Fax: (56-2) 200 5100
Website: http://www.dys.cl


ANNUAL REPO

D&S

FINANCIAL STATEMENTS 2001

Contents

Complementary Information to the Consolidated Financial Statements

MATERIALS EVENTS REPORTED TO THE SUPERINTENDENCY OF SECURITIES AND INSURANCE

1. As of January 2, 2001, Distribución y Servicio D&S S.A. hereby informs that, on December 30, 2000, the Meeting of Shareholders of "Maquinarias, Equipos e Instalaciones S.A." and "Fullmarket S.A.", both subsidiaries of "Distribución y Servicio D&S S.A.", approved the merger of "Maquinarias, Equipos e Instalaciones S.A." and the closed corporation "Fullmarket S.A."; the latter will take over the former. The respective exchange of shares took place immediately, whereby the merger of both companies was completed. As a result, the Corporation "Fullmarket S.A.", now "Maquinsa S.A.", took over "Maquinarias, Equipos e Instalaciones S.A.", and, consequently, the latter was dissolved.

2. As of March 28, 2001, Distribución y Servicio D&S S.A. hereby informs that Board Meeting No. 84, held on March 27, 2001, decided to propose the following agreements, among others, to the consideration of the Ordinary and Extraordinary Meetings of Shareholders:

1. Propose to the Ordinary Meeting of Shareholders, called for April 24, 2001, at 10:30 a.m., that a final dividend No. 31 of Ch$ 6 per share, with charge to results of the accounting period ended December 31, 2000, should be paid. Payment of the dividend, subject to its approval by the Meeting of Shareholders, will be made as from May 24, 2001, to shareholders registered in the Shareholder Register as of May 17, 2001.

2. Call an Extraordinary Meeting of Shareholders for April 24, 2001, at 11:00 a.m., to be held immediately after the Ordinary Meeting of Shareholders, to take a vote on the following issues:

(a) Amend the Company by-laws in order to:
(i) Increase capital from Ch$ 201,222,598,867 to Ch$ 202,260,742,695 by capitalising additional paid-in capital on sale of corporate stock; and,
(ii) Increase the number of directors from 5 to 7, in compliance with article 31 as it relates to article 50 *bis* of Law 18,046.
(b) As a result of changing the number of directors, vacate the Board of Directors and proceed to elect its 7 members, adopting the necessary temporary provisions required for due process.
(c) Make a decision regarding the option of the Company's controlling shareholders to abide by temporary article 10 of Law 19,705 regarding transfer of shares.

3. As of March 29, 2001, we hereby inform that, with regard to the news article published today on page B3 of "El Mercurio" entitled "D&S decides to abide by temporary article 10 of the OPA (Public Offering of Stock) law", said title is erroneous. The agreement reached by the Board of Directors in Meeting No. 184 held on March 27, 2001 and communicated to this Superintendency on March 28, 2001 was to call an Extraordinary Meeting of Shareholders to decide, among other things, whether to abide by temporary article 10 of Law 19,705.

4. As of April 25, 2001, we hereby inform that the Extraordinary Meeting of Shareholders held on April 24, 2001 adopted the following agreements:

a) Amend the Company by-laws increasing capital from Ch$ 201,222,598,867 to Ch$ 202,260,742,695 by capitalising additional paid-in capital on sale of corporate stock.
b) Increase the number of directors from 5 to 7, in compliance with article 31 as it relates to article 50 *bis* of Law 18,046.
c) As a result of changing the number of directors, vacate the Board of Directors and proceed to appoint its new members, which devolved upon the following: Felipe Ibáñez S., Manuel Ibáñez O., Enrique Barros B., Hans Eben O., Jonny Kulka F., Fernando Larraín C. and Gonzalo Eguiguren C.

It is hereby informed that the first 6 directors appointed were elected with the vote of shares belonging to the controller and its members, whereas Mr. Eguiguren was appointed with the votes of the representative of ADR holders, Morgan Guaranty Trust Company, and other shareholders.

4.1 In the same Extraordinary Meeting, controlling shareholders stated their decision not to abide by temporary article 10 of Law 19,705 regarding transfer of shares.

4.2 In Meeting No. 185, held on April 24, 2001, the Board of Directors adopted the following agreements, among others:

a) Appoint Mr. Felipe Ibáñez S. President of the Company Board of Directors.
b) Appoint Mr. Hans Eben O. Vice President of the Board of Directors.
c) Set up the Auditing Committee referred to in article 50 *bis*; this was formed by Mr. Gonzalo Eguiguren C., as independent, and Messrs. Fernando Larraín C. and Hans Eben O., the latter two being linked to the controller; all of this in accordance with votes cast in the aforementioned Extraordinary Meeting of Shareholders and in the meeting of the Board of Directors.

5. As of April 30, 2001, we hereby inform that the Ordinary Meeting of Shareholders held on April 24, 2001 agreed to the distribution of a dividend of Ch$ 6 (six Chilean pesos) per share.

6. As of December 20, 2001, we hereby inform that Board Meeting No. 193, held on December 18, 2001, agreed to the distribution of a dividend of Ch$ 5 (five Chilean pesos) per share.

Deloitte
& Touche

To the Shareholders of
Distribución y Servicio D&S S.A.

We have audited the consolidated balance sheets of Distribución y Servicio D&S S.A. and subsidiaries and the individual balance sheets of Distribución y Servicio D&S S.A. as of December 31, 2001 and 2000 and the respective consolidated and individual statements of income and of cash flows for the years then ended, all expressed in thousands of constant Chilean pesos. These financial statements (including the related notes) are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the consolidated financial position of Distribución y Servicio D&S S.A. and subsidiaries and the individual financial position of Distribución y Servicio D&S S.A. as of December 31, 2001 and 2000 and the related results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in Chile.

The notes to the accompanying financial statements have been derived from the notes to the individual and consolidated financial statements of the Company filed with the Chilean Superintendency of Securities and Insurance, on which we have issued our auditors' reports of today's date. The accompanying notes exclude only the additional information required by that regulator that is not necessary for an adequate understanding of the financial statements.

The translation of the financial statements into English has been made solely for the convenience of readers outside Chile.

Deloitte & Touche
February 15, 2002

Juan Echeverría González

Balance Sheets

December 31, 2001 and 2000
(In thousands of constant Chilean pesos (ThCh$) of December 31, 2001 and thousands of U.S. dollars (ThUS$))

	CONSOLIDATED			INDIVIDUAL		
ASSETS	2000 ThCh$	2001 ThCh$	2001 ThUS$ Unaudited (note 2s)	2000 ThCh$	2001 ThCh$	2001 ThUS$ Unaudited (note 2s)
CURRENT ASSETS:						
Cash	14,602,795	22,938,469	35,032	909,828	332,037	507
Marketable securities	23,003,889	5,517,440	8,426	24,230,899	6,697,728	10,229
Trade accounts receivable	31,145,361	40,499,608	61,851	1,014,995	1,787,538	2,730
Notes receivable	676,681	1,099,789	1,680	184,238	443,979	678
Sundry debtors	7,391,449	6,869,983	10,492	4,525,735	5,066,602	7,738
Due from related companies	60,672	1,020,345	1,558	44,554,000	39,845,006	60,852
Inventories	51,133,776	68,837,666	105,129	49,277,915	68,741,449	104,982
Refundable taxes	1,894,897	672,281	1,027	495,512	2,224,853	3,398
Prepaid expenses	1,928,829	1,471,846	2,248	969,726	1,098,520	1,678
Deferred taxes	436,199	688,580	1,052	65,749	70,930	108
Other current assets	426,945	758,669	1,159	384,958	534,489	816
TOTAL CURRENT ASSETS	132,701,493	150,374,676	229,653	126,613,555	126,843,131	193,716
PROPERTY, PLANT AND EQUIPMENT						
Land	108,243,012	123,042,191	187,911	63,485,584	78,313,125	119,600
Buildings and infrastructure	257,534,092	294,810,672	450,237	143,912,648	181,203,314	276,735
Machinery and equipment	93,067,523	106,494,524	162,639	2,085,527	2,143,099	3,273
Other	49,663,867	51,975,403	79,377	39,184,069	41,656,515	63,618
Technical revaluation	3,908,492	3,908,492	5,969	169,156	169,156	258
Accumulated depreciation	(111,480,289)	(139,228,822)	(212,631)	(26,783,650)	(34,277,469)	(52,349)
PROPERTY, PLANT AND EQUIPMENT - NET	400,936,697	441,002,460	673,502	222,053,334	269,207,740	411,136
OTHER ASSETS:						
Investments in related companies		539,099	823	215,100,799	230,334,149	351,768
Investments in other companies	67,539	806,717	1,232	67,539	806,717	1,232
Negative goodwill	(1,662,824)	(1,394,463)	(2,130)	(1,662,824)	(1,330,259)	(2,032)
Goodwill	11,674,833	11,197,169	17,100	11,431,652	10,709,652	16,356
Long term receivables	53,503,839	59,529,941	90,915	53,317,808	59,030,607	90,152
Other	4,970,841	4,626,417	7,065	4,755,052	4,189,238	6,398
TOTAL OTHER ASSETS	68,554,228	75,304,880	115,006	283,010,026	303,740,104	463,874
TOTAL ASSETS	602,192,418	666,682,016	1,018,162	631,676,915	699,790,975	1,068,726

The accompanying notes are an integral part of these financial statements

LIABILITIES AND SHAREHOLDERS' EQUITY	CONSOLIDATED			INDIVIDUAL		
	2000 ThCh$	2001 ThCh$	2001 ThUS$ Unaudited (note 2s)	2000 ThCh$	2001 ThCh$	2001 ThUS$ Unaudited (note 2s)
CURRENT LIABILITIES:						
Banks and financial institutions						
Short term	7,135,825	12,733,128	19,446	6,335,734	11,034,645	16,852
Long term - current portion	1,810,650	24,990,618	38,166	923,439	23,919,665	36,530
Debentures and bonds	1,540,777	1,537,859	2,349	1,291,058	1,291,366	1,972
Current portion of other long-term liabilities	2,110,515	4,412,940	6,739	2,042,430	3,652,419	5,578
Dividend payable		6,900,000	10,538		6,900,000	10,538
Accounts payable	126,001,705	149,397,172	228,160	121,613,653	145,484,280	222,185
Sundry creditors	7,140,590	4,921,068	7,515	4,171,895	2,884,005	4,404
Due to related companies	1,208,033	4,704,920	7,185	46,227,341	55,273,015	84,413
Accruals	6,680,475	7,581,489	11,579	2,711,769	3,399,228	5,191
Withholdings	3,122,485	1,948,174	2,975	1,689,121	200,863	307
Income tax payable		875,983	1,338		192,574	294
Unearned income	57,699	47,330	72	12,461	9,373	14
Other current liabilities	203,089	69,918	107	202,686	69,527	106
TOTAL CURRENT LIABILITIES	**157,011,843**	**220,120,599**	**336,170**	**187,221,587**	**254,310,960**	**388,386**
LONG-TERM LIABILITIES						
Banks and financial institutions	91,839,609	67,593,378	103,229	90,152,300	66,923,592	102,206
Debentures and bonds	78,983,480	78,796,869	120,339	76,416,301	76,434,502	116,731
Sundry creditors	12,097,581	10,942,192	16,711	12,076,052	9,882,840	15,093
Notes payable	272,172	1,601,511	2,446	272,173	1,601,511	2,446
Due to related companies				5,510,173	5,934,615	9,063
Accruals	2,019,570	2,408,293	3,678	1,076,215	1,299,118	1,984
Deferred taxes	828,429	1,983,037	3,029	408,843	880,719	1,345
Other long-term liabilities	372,690	324,976	496	54,229	48,526	74
TOTAL LONG-TERM LIABILITIES	**186,413,531**	**163,650,256**	**249,928**	**185,966,286**	**163,005,423**	**248,943**
MINORITY INTEREST	**278,002**	**436,569**	**667**			
SHAREHOLDERS' EQUITY						
Paid-in capital	207,460,499	208,528,749	318,467	207,460,499	208,528,749	318,467
Additional paid-in capital	1,069,257			1,069,257		
Other reserves	1,262,907	1,262,907	1,929	1,262,907	1,262,907	1,929
Retained earnings	24,889,549	40,217,660	61,421	24,889,549	40,217,660	61,421
Net income for the year	29,600,390	39,365,276	60,119	29,600,390	39,365,276	60,119
Interim dividends	(5,793,560)	(6,900,000)	(10,538)	(5,793,560)	(6,900,000)	(10,538)
TOTAL SHAREHOLDERS' EQUITY	**258,489,042**	**282,474,592**	**431,397**	**258,489,042**	**282,474,592**	**431,397**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**602,192,418**	**666,682,016**	**1,018,162**	**631,676,915**	**699,790,975**	**1,068,726**

Statements of Income

For the years ended December 31, 2001 and 2000
(In thousands of constant Chilean pesos (ThCh$) of December 31, 2001 and thousands of U.S. dollars (ThUS$))

	CONSOLIDATED			INDIVIDUAL		
	2000 ThCh$	2001 ThCh$	2001 ThUS$ Unaudited (note 2s)	2000 ThCh$	2001 ThCh$	2001 ThUS$ Unaudited (note 2s)
NET REVENUES	827,361,431	912,922,011	1,394,221	735,113,830	832,267,687	1,271,045
COST OF SALES	(647,322,790)	(707,409,686)	(1,080,361)	(617,015,805)	(703,695,408)	(1,074,689)
GROSS INCOME	**180,038,641**	**205,512,325**	**313,860**	**118,098,025**	**128,572,279**	**196,357**
SELLING AND ADMINISTRATIVE EXPENSES	(133,128,864)	(151,090,420)	(230,746)	(97,568,259)	(112,382,961)	(171,632)
OPERATING INCOME	**46,909,777**	**54,421,905**	**83,114**	**20,529,766**	**16,189,318**	**24,724**
Financial income	806,345	972,268	1,485	2,175,197	2,307,353	3,524
Equity in earnings of related companies		166,271	254	23,047,715	28,729,492	43,876
Other non-operating income	1,327,714	74,467	114	106,695	16,151	25
Amortization of goodwill	(736,757)	(756,977)	(1,156)	(721,999)	(721,999)	(1,103)
Financial expenses	(15,123,235)	(12,282,417)	(18,758)	(16,006,122)	(13,160,688)	(20,099)
Other non-operating expenses	(1,049,858)	(1,624,046)	(2,480)	(451,487)	(463,867)	(708)
Monetary correction	644,697	5,536,708	8,456	1,534,804	7,349,008	11,223
NON-OPERATING INCOME (EXPENSE)	**(14,131,094)**	**(7,913,726)**	**(12,086)**	**9,684,803**	**24,055,450**	**36,738**
INCOME BEFORE INCOME TAXES	**32,778,683**	**46,508,179**	**71,028**	**30,214,569**	**40,244,768**	**61,462**
INCOME TAXES	(3,410,061)	(7,316,706)	(11,174)	(946,744)	(1,212,057)	(1,851)
INCOME BEFORE MINORITY INTEREST	**29,368,622**	**39,191,473**	**59,853**	**29,267,825**	**39,032,711**	**59,611**
MINORITY INTEREST IN SUBSIDIARIES	(100,797)	(163,967)	(250)			
INCOME BEFORE AMORTIZATION OF NEGATIVE GOODWILL	**29,267,825**	**39,027,506**	**59,603**	**29,267,825**	**39,032,711**	**59,611**
AMORTIZATION OF NEGATIVE GOODWILL	332,565	337,770	516	332,565	332,565	508
NET INCOME FOR THE YEAR	**29,600,390**	**39,365,276**	**60,119**	**29,600,390**	**39,365,276**	**60,119**

The accompanying notes are an integral part of these financial statements

Statements of Cash Flows

For the years ended December 31, 2001 and 2000
(In thousands of constant Chilean pesos (ThCh$) of December 31, 2001 and thousands of U.S. dollars (ThUS$))

	CONSOLIDATED			INDIVIDUAL		
	2000 ThCh$	2001 ThCh$	2001 ThUS$ Unaudited (note 2r)	2000 ThCh$	2001 ThCh$	2001 ThUS$ Unaudited (note 2r)
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income (loss) for the year	29,600,390	39,365,276	60,119	29,600,390	39,365,276	60,119
Loss (gain) on sale of property, plant and equipment	38,444	(31,335)	(48)	28,368		
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Depreciation	28,531,707	30,107,577	45,981	7,693,543	8,078,098	12,337
Equity in earnings of related companies (less)		(166,271)	(254)	(23,047,715)	(28,729,492)	(43,876)
Amortization of goodwill	736,757	756,977	1,156	721,999	721,999	1,103
Amortization of negative goodwill (less)	(332,565)	(337,770)	(516)	(332,565)	(332,565)	(508)
Monetary correction	(644,697)	(5,536,708)	(8,456)	(1,534,804)	(7,349,008)	(11,223)
Other	43,337	456,381	697	43,337	1,106,969	1,691
Changes in assets:						
Decrease (increase) in trade accounts receivable	(1,683,510)	(9,777,355)	(14,932)	113,399	(1,032,284)	(1,577)
Decrease (increase) in inventories	9,056,407	(17,703,890)	(27,038)	8,387,751	(19,463,534)	(29,725)
Decrease (increase) in other assets	(2,097,102)	1,059,537	1,618	(1,158,937)	(442,741)	(676)
Changes in liabilities:						
Increase (decrease) in accounts payable relating to operations	(2,712,911)	23,395,467	35,730	(4,687,370)	23,870,627	36,455
Decrease in accrued interest	(172,286)	(192,611)	(294)	(185,853)	(107,156)	(164)
Increase in income taxes payable	1,265,240	3,672,761	5,609	1,936,515	1,563,624	2,388
Increase (decrease) in other accounts payable	1,088,080	819,165	1,251	(430,738)	1,011,884	1,545
Decrease in value-added and similar taxes	(762,664)	(1,846,591)	(2,820)	(1,001,625)	(3,713,114)	(5,671)
Minority interest	100,797	163,967	250			
NET CASH PROVIDED BY OPERATING ACTIVITIES	**62,055,424**	**64,204,577**	**98,054**	**16,145,695**	**14,548,583**	**22,219**
CASH FLOWS FROM FINANCING ACTIVITIES:						
Proceeds from issuance of common stock	1,192,967			1,192,967		
Borrowings	116,548,255	30,952,297	47,271	116,232,539	29,103,223	44,447
Proceeds from issuance of bonds	74,572,282			74,572,282		
Proceeds from loans from related companies		3,496,887	5,340	18,805,900	22,966,666	35,075
Dividends paid	(11,646,669)	(8,478,720)	(12,949)	(11,646,669)	(8,478,720)	(12,949)
Loans paid	(202,534,005)	(26,602,149)	(40,627)	(201,986,140)	(24,939,418)	(38,088)
Loans paid from related company	(1,263,728)					
Payment of bond issuance costs	(1,193,744)					
Bonds and debentures paid	(200,315)	(201,814)	(308)	(1,193,744)		
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**(24,524,957)**	**(833,499)**	**(1,273)**	**(4,022,865)**	**18,651,751**	**28,485**
CASH FLOWS FROM INVESTING ACTIVITIES:						
Proceeds from sales of property, plant and equipment	2,404,690	951,679	1,453	1,957,482		
Sale of other investments		1,714	3	117,620		
Proceeds from sale of investments	22,966,230			22,966,230		
Purchase of property, plant and equipment	(48,581,655)	(69,125,003)	(105,568)	(35,561,977)	(55,608,304)	(84,925)
Purchase in related company	(56,253)	(582,732)	(890)	(56,253)		
Collection of loans to related company	2,851	(959,673)	(1,466)	11,733,414	4,708,994	7,192
Other	(1,267,562)	(1,213,589)	(1,853)	(1,301,196)	(576,801)	(881)
Payment of capitalized interest	(471,461)	(1,761,534)	(2,690)	(471,461)	(1,761,533)	(2,690)
NET CASH USED IN INVESTING ACTIVITIES	**(25,003,160)**	**(72,689,138)**	**(111,011)**	**(616,141)**	**(53,237,644)**	**(81,305)**
NET CASH FLOW FOR THE YEAR	**12,527,307**	**(9,318,060)**	**(14,231)**	**11,506,689**	**(20,037,310)**	**(30,601)**
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	**(282,847)**	**168,999**	**258**	**622,935**	**2,023,414**	**3,090**
NET INCREASE IN CASH AND CASH EQUIVALENTS	**12,244,460**	**(9,149,061)**	**(13,973)**	**12,129,624**	**(18,013,896)**	**(27,511)**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**25,262,874**	**37,507,334**	**57,281**	**11,621,196**	**23,750,820**	**36,272**
CASH AND CASH EQUIVALENTS AT END OF YEAR	**37,507,334**	**28,358,273**	**43,309**	**23,750,820**	**5,736,924**	**8,761**

The accompanying notes are an integral part of these financial statements

(In thousands of constant Chilean pesos (ThCh$) of December 31, 2001)

In the opinion of the Company's Management, these notes to the financial statements provide information that is sufficient, but less detailed than the information provided in the notes to the individual and consolidated financial statements that have been filed with the Chilean Superintendency of Securities and Insurance and the Chilean stock exchanges, where they are publicly available. Such data may also be consulted at the Company's office during the 15 days preceding the Annual Shareholders' Meeting.

1. CONSOLIDATED GROUP

The consolidated group comprises Distribución y Servicio D&S S.A. ("the Company") and the following subsidiaries:

	TOTAL OWNERSHIP PERCENTAGE	
	2000 %	2001 %
Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales	99.96	99.96
Administradora de Concesiones Comerciales de Hipermercados S.A.	99.50	99.50
Administradora de Concesiones Comerciales de Supermercados S.A.	99.17	99.17
Maquinsa S.A. (ex-Fullmarket S.A.) (1)	99.99	99.99

(1) At the Extraordinary Shareholders' Meetings of Maquinarias, Equipos e Instalaciones S.A. and of Fullmarket S.A. held on December 30, 2000, the merger of the two companies was approved. Therefore, Maquinaria, Equipos e Instalaciones S.A. was absorbed by Fullmarket S.A., which changed its corporate name to Maquinsa S.A.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in Chile and instructions issued by the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance), except that in the individual financial statements the investments in subsidiaries have been recorded as a single line item on the balance sheet using the equity method of accounting and, therefore, have not been consolidated. This does not modify either the net income for the year or the Company's equity.

b. Basis of consolidation

All significant intercompany transactions and balances have been eliminated in the consolidated financial statements and the minority interests in subsidiaries have been recognized.

c. Monetary correction

The financial statements have been price-level restated in order to reflect the effects of the changes in the purchasing power of the Chilean peso. For this purpose, the change of the Consumer Price Index (3.1% in 2001 and 4.7% in 2000) is the main indicator considered.

For purposes of comparison with the 2001 financial statements, all amounts in the 2000 financial statements have been updated in accordance with the change of the Consumer Price Index (3.1%).

d. Basis of translation

Assets and liabilities denominated in foreign currency and in unidades de fomento (inflation index-linked units of account) are stated in Chilean pesos at the year-end rates of Ch$654.79 in 2001 and Ch$573.65 in 2000 for the U.S. dollar, and Ch$16,262.66 in 2001 and Ch$15,769.92 in 2000 for the unidad de fomento.
The related exchange differences are included in income for the year.

e. Marketable securities

Marketable securities correspond to investments in shares, bonds and mutual funds, which are stated as follows:

- Shares are stated at the lower of updated purchase cost or year-end market value.
- Bonds are stated at purchase cost plus interest and indexation at year end.
- Mutual funds are stated at the year-end value of the units.

f. Allowance for uncollectibility of accounts receivable

These accounts are determined considering their aging. An allowance is established for 100% of trade accounts receivable, notes protested and under legal collection more than one year past due. An allowance is established for about 60% of balances under legal collection for credit cards of Sociedad Servicios y Administración de Créditos Comerciales Presto Ltda., a percentage determined monthly according to a recoverability review of aged balances. Trade receivables and notes receivable are presented net of such allowance.

g. Inventories

Inventories are stated at monetarily corrected purchase cost, which is not in excess of the net realizable value. The obsolescence allowance is established over products purchased more than one year ago and that, in addition, correspond to discontinued and out of season products.

h. Property, plant and equipment and depreciation

Property, plant and equipment is stated at monetarily corrected purchase cost. The revaluation of property, plant and equipment resulting from an independent technical appraisal is recorded, with a corresponding increase in shareholders' equity. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.
Assets acquired under finance leases are accounted for in the same manner as the purchase of property, plant and equipment, recording the total liability and the interest on the accrual basis. These assets are not legally owned by the Company until it exercises its purchase option.

i. Sale and leaseback transactions

The Company records the sale and leaseback of assets maintaining the same value of the assets prior to the transaction. These assets are not legally owned by the Company until it exercises its purchase option.

j. Investment in related companies

The investment is accounted for using the equity method of accounting.

k. Goodwill and negative goodwill

The excess of carrying value over cost of investments (negative goodwill) and the excess of cost over carrying value (goodwill) are amortized over the estimated term of return of the investments which is between 10 and 20 years.

l. Income taxes

The Company has recognized income tax obligations according to legal stipulations in force at year-end.

m. Deferred taxes

Starting January 1, 2000 deferred taxes arising from temporary differences between the tax and financial basis are recorded in conformity with the provisions of Technical Bulletin No. 60, as amended, issued by the Chilean Institute of Accountants.

According to Technical Bulletin N°71 of the Chilean Institute of Accountants, starting 2001, deferred taxes will be accounted for applying the income tax rate of the year the corresponding temporary difference will reverse.

n. Bonds payable

Bonds payable are reported as liabilities at the par value of the bonds issued. The difference between the proceeds and the par value at the time of placement is deferred, and then amortized over the period in which the bonds' nominal interest is accrued.

o. Vacation expense

The annual cost of employee vacations and benefits is recorded on the accrual basis.

p. Severance indemnities

The liabilities for severance indemnities paid to employees are accrued at the discounted present value of the vested benefits using a 7% discount rate and considering future service until retirement (age 60 for women; age 65 for men).

q. Research and development expenses

Research and development expenses are charged to income for the year. Over the last five years no significant research and development expenses were incurred.

r. Statement of cash flows

Cash equivalents include investments in fixed income mutual funds.

The net cash flows provided by operating activities represent net cash receipts derived from operations that affect net income.

s. Translation to U.S. Dollars (Unaudited)

The Company maintains its accounting records and prepares its financial statements in Chilean pesos. The U.S. dollar amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers, at the December 31, 2001 Observed Exchange Rate of Ch$654.79 per US$1.00 reported by Banco Central de Chile. This translation should not be construed as a representation that the Chilean peso amounts actually represent or have been, could have been or could in the future be converted into U.S. dollars at that or any other rate.

3. MONETARY CORRECTION

The detail of the monetary correction credited (charged) to income is as follows:

	CONSOLIDATED		INDIVIDUAL	
	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
Shareholders' equity	(10,503,039)	(7,572,495)	(10,503,039)	(7,572,495)
Property, plant and equipment	17,752,087	13,200,755	9,299,431	7,712,767
Inventories	275,882	248,203	275,882	248,203
Investments in related companies	445,298	385,867	8,621,294	6,467,625
Indexation and exchange differences	(6,092,617)	384,143	(5,931,001)	773,024
Income statement amounts	(1,232,914)	(1,109,765)	(227,763)	(280,116)
GAIN FROM CHANGES IN THE PURCHASING POWER OF THE CHILEAN PESO	**644,697**	**5,536,708**	**1,534,804**	**7,349,008**

4. MARKETABLE SECURITIES

The detail of marketable securities is as follows:

	CONSOLIDATED		INDIVIDUAL	
	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
Shares	99,350	97,636	98,830	97,115
Bonds (1)			1,291,077	1,195,726
Mutual funds	22,904,539	5,419,804	22,840,992	5,404,887
TOTALS	**23,003,889**	**5,517,440**	**24,230,899**	**6,697,728**

(1) Corresponds to part of the bonds issued by the subsidiary Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales on November 9, 1992 with half-yearly amortization from October 1, 1995 and nominal interest of 6.5% a year payable half-yearly from October 1, 1993. These bonds do not have special guarantees.

5. INVENTORIES

The detail of inventories is as follows:

	CONSOLIDATED		INDIVIDUAL	
	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
Merchandise for sale	50,674,529	67,625,709	48,818,668	67,529,492
Imports in transit	1,810,810	844,402	1,810,810	844,402
Supplies	340,958	367,555	340,958	367,555
SUBTOTAL	**52,826,297**	**68,837,666**	**50,970,436**	**68,741,449**
Obsolescence allowance on merchandise for sale	(1,692,521)		(1,692,521)	
TOTAL	**51,133,776**	**68,837,666**	**49,277,915**	**68,741,449**

(1) The decrease in the allowance on merchandise for sale during 2001 results mainly from the fact that the Company conducted a sales campaign for old and out of season products that, along with the improvement in the purchasing policy resulted in an optimization in inventory management.

6. PROPERTY, PLANT AND EQUIPMENT

The detail of property, plant and equipment is as follows:

	CONSOLIDATED		INDIVIDUAL	
	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
Land	108,243,012	123,042,191	63,485,584	78,313,125
Buildings and infrastructure:				
Buildings	247,061,692	286,038,480	133,440,249	172,431,122
Construction in progress	10,472,400	8,772,192	10,472,399	8,772,192
Machinery and equipment	93,067,523	106,494,524	2,085,527	2,143,099
Other:				
Leased assets (1)	26,918,231	28,189,582	21,460,696	21,496,277
Fixtures	20,585,905	23,263,437	17,574,396	19,900,113
Other	2,159,731	522,384	148,977	260,125
SUBTOTAL	**508,508,494**	**576,322,790**	**248,667,828**	**303,316,053**
Technical revaluation (2):				
Land	3,384,718	3,384,718	99,512	99,512
Buildings	523,774	523,774	69,644	69,644
SUBTOTAL	**3,908,492**	**3,908,492**	**169,156**	**169,156**
TOTAL GROSS VALUE	**512,416,986**	**580,231,282**	248,836,984	303,485,209
Accumulated depreciation - beginning of year	(82,948,582)	(109,121,245)	(19,090,107)	(26,199,371)
Depreciation for the year	(28,531,707)	(30,107,577)	(7,693,543)	(8,078,098)
TOTAL PROPERTY, PLANT AND EQUIPMENT-NET	**400,936,697**	**441,002,460**	**222,053,334**	**269,207,740**

(1) Corresponds to land, buildings and equipment acquired under finance leases and leaseback agreements for building and furnishing supermarkets.

(2) The technical revaluation was determined based on a study by independent consultants, in accordance with Circular N°1529 of the Superintendency of Securities and Insurance.

Useful lives assigned to property, plant and equipment:

The detail of the useful lives assigned to property, plant and equipment is as follows:

- Buildings and infrastructure 20 to 60 years
- Machinery and equipment 4 to 7 years
- Leased assets (excluding land) 5 to 7 years
- Fixtures 10 years
- Other fixed assets- other 4 years

7. INVESTMENTS IN RELATED COMPANIES

Consolidated financial statements

The detail of investments in related companies is as follows:

	Ownership percentage %	Book value of investment ThCh$	Equity in earnings of investee ThCh$
Alimentos y Servicios Ltda.	50.00	285,280	153,399
Inversiones Solpacific S.A.	50.00	253,819	12,872
TOTALS		**539,099**	**166,271**

(1) In April 2001, 50% of the shares of Alimentos y Servicios Ltda. and Inversiones Solpacific S.A. were purchased through the subsidiary companies Admnistradoras de Concesiones Comerciales de Supermercados S.A. and Administradora de Concesiones Comerciales de Hipermercados S.A., respectively.

Individual financial statements

The detail of investments in related companies is as follows:

	Ownership percentage		Book value of investment		Equity in earnings of investee	
	2000 %	2001 %	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
Maquinsa S.A. (Ex-Fullmarket S.A.) (1)	99.99	99.99	144,297,601	145,337,216	5,441,592	1,039,578
Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales	99.96	99.96	34,744,145	23,967,827	3,025,073	2,718,282
Administradora de Concesiones Comerciales de Hipermercados S.A.	99.50	99.50	11,335,426	25,146,946	6,726,416	13,811,520
Administradora de Concesiones Comerciales de Supermercados S.A.	99.17	99.17	24,719,514	35,879,186	7,854,130	11,159,684
Rentas e Inversiones La Dehesa S.A.	0.05	0.05	4,113	2,574	504	428
Rentas e Inversiones Puente Alto Ltda.		100.00		100		
Rentas e Inversiones Gran Avenida Ltda.		100.00		100		
Rentas e Inversiones Viña del Mar Ltda.		100.00		100		
Rentas e Inversiones Antofagasta Ltda.		100.00		100		
TOTALS			**215,100,799**	**230,334,149**	**23,047,715**	**28,729,492**

(1) At the Extraordinary Shareholders' Meetings of Maquinarias, Equipos e Instalaciones S.A. and of Fullmarket S.A. held on December 30, 2000, the merger of the two companies was approved. Therefore, Maquinaria, Equipos e Instalaciones S.A. was absorbed by Fullmarket S.A., which changed its corporate name to Maquinsa S.A.

8. GOODWILL AND NEGATIVE GOODWILL

Negative goodwill:

The excess of carrying value of investments over cost (negative goodwill) arises principally from the acquisition by the Company of investments in Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales and Constructora e Inmobiliaria El Rodeo S.A. that were received as payment for the capital increase approved at the third Extraordinary

Shareholders' Meeting held on December 28, 1995. These investments were contributed by the related companies Empresas Almac S.A. and Estudios y Proyectos Comerciales e Inmobiliarios S.A., as agreed at the Extraordinary Shareholders Meetings of each company. In April 2001, a negative goodwill resulted due to the investment in Inversiones Solpacific S.A The detail is as follows:

	2000 ThCh$	2001 ThCh$
Sociedad Anónima Inmobiliaria Terrenos y Establecimientos Comerciales	664,251	531,401
Constructora e Inmobiliaria El Rodeo S.A.	998,573	798,858
TOTAL INDIVIDUAL BALANCE SHEETS	1,662,824	1,330,259
Inversiones Solpacific S.A.		64,204
TOTAL CONSOLIDATED BALANCE SHEETS	1,662,824	1,394,463

Goodwill:

The excess of cost over carrying value of investments (goodwill) arose principally from the acquisition of Fullmarket S.A., on October 31, 1996. In April 2001, goodwill resulted from the investment in Alimentos y Servicios Ltda.. The detail is as follows:

	2000 ThCh$	2001 ThCh$
Maquinsa S.A. (Ex-Fullmarket S.A.)	11,431,652	10,709,652
TOTAL INDIVIDUAL BALANCE SHEETS	11,431,652	10,709,652
Other	243,181	487,517
TOTAL CONSOLIDATED BALANCE SHEETS	11,674,833	11,197,169

9. LONG-TERM RECEIVABLE

The detail of the long-term receivable is as follows:

	CONSOLIDATED		INDIVIDUAL	
	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
Account receivable from sale of investment (1)	53,228,984	58,931,100	53,228,984	58,931,100
Others	274,855	598,841	88.824	99,507
TOTAL	53,503,839	59,529,941	53,317,808	59,030,607

(1) Corresponds mainly to the long-term portion of the account receivable from Disco S.A. as established in contract for the sale of shares of Supermercados Ekono S.A.. The sales price was US$150,000,000 to be paid as follows:

a. US$60,000,000 in cash
b. US$90,000,000 in May 2003.

According to the sales contract entered into by the parties in December 1999, such account receivable is guaranteed by Sociedad Holandesa "Disco/Ahold International Holdings N.V."

10. LONG-TERM LIABILITIES

Long-term liabilities mature as follows:

	CONSOLIDATED		INDIVIDUAL	
	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
1 to 3 years	41,737,625	65,345,269	45,463,025	69,139,899
3 to 5 years	60,837,108	72,381,767	60,091,547	71,970,921
5 to 10 years	60,395,685	5,498,995	61,417,948	3,093,112
More than 10 years	23,443,113	20,424,225	18,993,766	18,801,491
TOTAL	**186,413,531**	**163,650,256**	**185,966,286**	**163,005,423**

Loans from banks and financial institutions are denominated in Unidades de Fomento and bear interest at rates of TAB + 1.25%. Sundry creditors and notes payable are denominated in unidades de fomento (UF) and U.S. dollars and bear interest at annual rates that range from 7% to 13.56%.

The debentures and bonds are denominated in unidades de fomento and accrue interest at annual rates of 6.5% and 7%.

11. SHAREHOLDERS' EQUITY

The changes in shareholders' equity accounts during the two years are as follows:

	Paid-in capital ThCh$	Additional paid - in capital ThCh$	Other reserves ThCh$	Retained earnings ThCh$	Net income for the year ThCh$	Interim dividends ThCh$	TOTAL ThCh$
Balances, January 1, 2000	192,075,080		1,169,946	42,642,982	(8,639,173)	(5,524,065)	221,724,770
Transfers				(14,163,238)	8,639,173	5,524,065	
Dividends paid				(5,517,142)		(5,520,000)	(11,037,142)
Capital paid	117,360	1,014,229					1,131,589
Monetary correction	9,030,159	22,878		1,178,571		(99,360)	10,187,235
Net income for the year			54,987		28,710,369		28,710,369
Balances, December 31, 2000	201,222,599	1,037,107	1,224,933	24,141,173	28,710,369	(5,619,360)	250,716,821
Price-level restatement	6,237,900	32,150	37,974	748,376	890,021	(174,200)	7,772,221
RESTATED BALANCES, DECEMBER 31, 2000	**207,460,499**	**1,069,257**	**1,262,907**	**24,889,549**	**29,600,390**	**(5,793,560)**	**258,489,042**
Balances, January 1, 2001	201,222,599	1,037,107	1,224,933	24,141,173	28,710,369	(5,619,360)	250,716,821
Transfers				23,091,009	(28,710,369)	5,619,360	
Dividends paid				(8,280,000)			(8,280,000)
Capitalization of reserves	1,038,144	(1,038,144)					
Monetary correction	6,268,006	1,037	37,974	1,265,478			7,572,495
Net income for the year					39,365,276	(6,900,000)	32,465,276
BALANCES, DECEMBER 31, 2001	**208,528,749**		**1,262,907**	**40,217,660**	**39,365,276**	**(6,900,000)**	**282,474,592**

Paid-in capital

In accordance with article 10 of Law Nº18,046, the amount corresponding to monetary correction of capital has been included in paid-in capital. At December 31, 2001 and 2000, the Company's paid-in capital is divided into 1,380,000,000 no-par-value shares.

Capital increases

The Tenth Extraordinary Meeting of Shareholders held on April 24, 2001 agreed to increase the capital of the Company from ThCh$201,222,599 to ThCh$202,260,743, capitalizing share premiums amounting to ThCh$1,037,107 (historical) monetarily corrected at March 31, 2001. During 2000, the remaining shares were subscribed and paid for ThCh$1,131,589.

Income distribution policy

In compliance with current Chilean law, the Company must distribute at least 30% of its net income as a cash dividend, unless the Shareholders' General Meeting decides otherwise by a unanimous vote of the issued shares.

Other reserves

These reserves correspond to the excess value in the technical revaluation of property, plant and equipment.

12. INCOME TAXES AND DEFERRED TAXES

a. Income taxes

The detail of accrued income taxes is as follows:

	CONSOLIDATED		INDIVIDUAL	
	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
First category income taxes	(3,017,832)	(5,667,087)	(603,649)	(646,570)
Less:				
Estimated monthly payments	2,686,238	3,145,569	312,974	92,230
Personnel training credit and				
Real estate tax credit	629,966	819,453	213,662	294,581
Refund due to carryback of net tax losses	1,021,906	756,835		
Arica Law tax credit	574,619	69,247	572,525	67,185
NET INCOME TAXES REFUNDABLE (PAYABLE)	**1,894,897**	**(875,983)**	**495,512**	**(192,574)**

At December 31, 2001, the Company has no retained taxable income and its principal subsidiaries have retained taxable income of approximately ThCh$69,900,000 which are entitled to a credit for first category tax that will be allocated to the shareholders when dividends are distributed. Certain subsidiaries have net operating losses for tax purposes totalling ThCh$4,665,000 as of December 31, 2001.

b. Deferred income taxes

b.1. Consolidated deferred taxes

The detail of accumulated consolidated balances of deferred taxes is as follows:

Consolidated Statements	Balance, December 31, 2000				Balance, December 31, 2001			
	DEFERRED ASSETS		DEFERRED LIABILITIES		DEFERRED ASSETS		DEFERRED LIABILITIES	
Temporary difference	SHORT-TERM ThCh$	LONG-TERM ThCh$	SHORT-TERM ThCh$	LONG-TERM ThCh$	SHORT-TERM ThCh$	LONG-TERM ThCh$	SHORT-TERM ThCh$	LONG-TERM ThCh$
Allowance for uncollectible accounts	446,442				353,472			
Vacations accrual	245,291				312,189			
Leased assets		31,372		436,716				324,208
Depreciation of property, plant and equipment				1,920,832				2,453,221
Severance indemnity	50,206	307,329			47,835	395,775		
Obsolescence allowance on inventory	185,506							
Sundry provisions	19,777			977,148	15,516			
Capitalized financial cost				1,665,196				1,334,287
Deferred charges								1,540,210
Tax loss		1,168,863			108,494	677,857		
TOTAL DEFERRED TAXES	**947,222**	**1,507,564**		**4,999,892**	**837,506**	**1,073,632**		**5,651,926**
COMPLEMENTARY ACCOUNTS BALANCE	**(511,023)**	**(1,227,224)**		**(3,891,123)**	**(148,926)**	**(611,162)**		**(3,206,419)**
NET BALANCES PER BALANCE SHEET	**436,199**	**280,340**		**1,108,769**	**688,580**	**462,470**		**2,445,507**

The complementary accounts represent the effect of temporary differences accumulated prior to January 1, 2000. This balance is amortized over the estimated period the differences will reverse.

b.2. Individual deferred taxes

At December 31, 2001 and 2000 the detail of accumulated individual balances of deferred taxes is as follows:

Individual Statements	Balance, December 31, 2000				Balance, December 31, 2001			
	DEFERRED ASSETS		DEFERRED LIABILITIES		DEFERRED ASSETS		DEFERRED LIABILITIES	
Concept	SHORT-TERM ThCh$	LONG-TERM ThCh$	SHORT-TERM ThCh$	LONG-TERM ThCh$	SHORT-TERM ThCh$	LONG-TERM ThCh$	SHORT-TERM ThCh$	LONG-TERM ThCh$
Allowance for uncollectible accounts	108,121				39,362			
Vacations accrual	56,512				67,306			
Leased assets				151,178				242,196
Severance indemnity	1,949	161,432				220,850		
Obsolescence allowance on inventory	185,506							
Sundry provisions	3,274				3,366			
Capitalized financial cost				950,539				1,309,311
Deferred charges				1,665,196				1,540,210
TOTAL DEFERRED TAXES	**355,362**	**161,432**		**2,766,913**	**110,034**	**220,850**		**3,091,717**
COMPLEMENTARY ACCOUNTS BALANCE	**(289,613)**	**(131,069)**		**(2,327,707)**	**(39,104)**	**(123,472)**		**(2,113,620)**
NET BALANCES PER BALANCE SHEET	**65,749**	**30,363** (1)		**439,206** (1)	**70,930**	**97,378** (1)		**978,097** (1)

(1) Long - term deferred tax liabilities are presented net of long – term deferred tax assets under "long – term liabilities".

c. Credit (charge) to results

The credit (charge) to income for income taxes is as follows:

	CONSOLIDATED		INDIVIDUAL	
	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
Current tax expense				
For the year	(3,017,832)	(5,667,087)	(603,649)	(646,570)
Prior year adjustment		(747,392)		(98,792)
Deferred taxes				
Change in deferred taxes	(905,459)	(1,195,682)	(495,824)	(510,714)
Effect of amortization of complementary accounts of deferred tax assets and liabilities.	513,230	293,455	152,729	44,019
TOTAL CHARGE TO RESULTS	**(3,410,061)**	**(7,316,706)**	**(946,744)**	**(1,212,057)**

13. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a. Balances with related companies

The principal balances with subsidiaries, shareholders and related companies are as follows:

	ACCOUNTS RECEIVABLE		ACCOUNTS PAYABLE	
CONSOLIDATED:	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
Short-term:				
Aquapuro S.A.	60,672	58,847		
Inversiones Solpacific S.A.		107,025		
Inmobiliaria Mall Calama S.A.		854,473		
Servicios Profesionales y de Comercialización S.A.			1,193,318	4,690,205
Intersuper Argentina S.A.			14,715	14,715
TOTALS	**60,672**	**1,020,345**	**1,208,033**	**4,704,920**
INDIVIDUAL:				
Short-term:				
Administradora de Concesiones Comerciales de Hipermercados S.A. and subsidiaries	24,213,668	30,400,591	5,859,227	12,166,472
Administradora de Concesiones Comerciales de Supermercados S.A. and subsidiaries	5,838,831	6,793,699	22,121,431	33,499,686
Maquinsa S.A. (ex-Fullmarket S.A.)	12,806,114		3,830,684	3,179,298
Sociedad Anónima, Inmobiliaria Terrenos y Establecimientos Comerciales and subsidiaries	1,634,715	1,737,396	13,207,966	1,722,639
Inmobiliaria Mall Calama S.A.		854,473		
Servicios Profesionales y de Comercialización S.A.			1,193,318	4,690,205
Other	60,672	58,847	14,715	14,715
TOTALS	**44,554,000**	**39,845,006**	**46,227,341**	**55,273,015**
Long-term:				
Sociedad Anónima, Inmobiliaria Terrenos y Establecimientos Comerciales			5,510,173	5,934,615
TOTALS			**5,510,173**	**5,934,615**

b. Transactions

The principal transactions with related companies are as follows:

	TRANSACTION		GAIN (LOSS)	
	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
CONSOLIDATED				
Interest and indexation on current account	319,623	337,525	(319,623)	(337,525)
Lease of real estate		941		(941)
Purchase of merchandise	6,813,227	8,439,733		
INDIVIDUAL				
Lease of real estate	5,038,842	6,631,832	5,038,842	6,631,832
Administrative services	19,025	14,630	19,025	14,630
Operating leases	1,137,053	1,063,158	(1,137,053)	(1,063,158)
Interest and indexation on current account	1,056,282	1,172,218	(1,056,282)	(1,172,218)
Consignment commissions	61,803,827	72,451,465	(61,803,827)	(72,451,465)
Purchase of merchandise	6,813,227	8,349,733		

14. CONTINGENCIES AND COMMITMENTS

PARENT COMPANY

a. Direct commitments

1. To secure the loans granted by Banco Santiago and Banco Santander, the following guarantees were constituted, which are in force at December 31, 2001:

   - Mortgage in favor of Banco Santiago for land located in the community of Lo Barnechea and at 15 Norte St. in Viña del Mar with a book value of ThCh$42,761,464.

   - Mortgage in favor of Banco Santander on land located in the community of La Reina with a book value of ThCh$12,630,064.

   - Mortgage in favor of Inversiones Inmobiliaria Quilicura, Inversiones Bancard and Ases e Inversiones CMB S.A. for land located in the community of Chicureo with a book value of ThCh$4,064,248.

2. The Company has commitments arising from imports of inventory and plant and equipment under bank letters of credit for ThCh$3,962,283

b. Indirect commitments

The Company has no indirect commitments.

c. Management restrictions and financial covenants:

In accordance with long-term loan contracts with Banco Santiago and Banco Santander, the Company must comply with certain financial covenants. At December 31, 2001 the Company is in compliance with these covenants.

d. Lawsuits

At December 31, 2001, the Company and its subsidiaries have lawsuits filed against them which are related to their normal business activity. According to the Company's legal advisors, they do not present risk of significant loss.

Subsidiaries

Direct commitments:

- Mortgage in favor of Banco Santiago on real estate located at 15 Norte St. in Viña del Mar. The book value of the assets in guarantee amounts to ThCh$3,254,744. In addition, the Company is obliged not to sell or burden, without the authorization of the bank, shares of the subsidiary Rentas e Inversiones Maipú S.A. The book value of these assets at December 31, 2001 amounts to ThCh$9,230,046.

- General mortgage in favor Banco Santander on the property located in La Dehesa St. Nº2016, Community of Lo Barnechea. The book value of such assets is ThCh$6,065,032

- The Subsidiaries have commitments arising from imports of inventory and plant and equipment under bank letters of credit amounting to ThCh$869,808.

15. CASH FLOW INFORMATION

Property, plant and equipment acquired by assuming directly related debt amounts to ThCh$5,745,152 (ThCh$2,929,335 in 2000) for the Group and ThCh$3,333,319 (ThCh$2,834,298 in 2000) for the Company.

Interest paid by the Group amounted to ThCh$11,889,121 and ThCh$14,258,082 in 2001 and 2000, respectively (ThCh$11,364,220 and ThCh$13,375,200 paid by the Company in 2001 and 2000, respectively).

Interest collected by the Group amounted to ThCh$603,599 and ThCh$464,089 in 2001 and 2000, respectively (ThCh$603,599 and ThCh$464,089 collected by the Company in 2001 and 2000, respectively).

16. SUBSEQUENT EVENTS

From January 1 to February 15, 2002, the date these financial statements are issued, there have been no subsequent events that would materially affect them.

1. ANALYSIS OF RESULTS

Results for the accounting periods ended December 31, 2001 and 2000 show the following indicators:

	JANUARY-DECEMBER 2000		JANUARY-DECEMBER 2001		CHANGE 2001 VS. 2000
	ThCh$	% OVER REVENUES	ThCh$	% OVER REVENUES	%
MAIN INDICATORS					
Net Revenues	827,361,431	100.00%	912,922,011	100.00%	10.34%
Gross Income	180,038,641	21.76%	205,512,325	22.51%	14.15%
Selling & Administrative Expenses	133,128,864	16.09%	151,090,420	16.55%	13.49%
Operating Income	46,909,777	5.67%	54,421,905	5.96%	16.01%
Non-Operating Income	(14,131,094)	-1.71%	(7,913,726)	-0.87%	-44.00%
Net Income	29,600,390	3.58%	39,365,276	4.31%	32.99%
Initial Shareholders' Equity	234,682,212		250,009,316		6.53%
Net Income over initial Shareholders' Equity (annualized)	12,61%		15,75%		

Consolidated results as of December 31, 2001 show net income in the amount of Ch$39,365 million compared to net income of Ch$29,600 million for the same period in 2000, which represents a 32.99% increase.

1.1 Net Revenues

Net revenues of the Company and its subsidiaries for the accounting period ended December 31, 2001 amounted to Ch$912,922 million, representing a 10.34% increase in relation to the Ch$827,361 million in 2000. This increase was due primarily to a 9.54% increase in Company sales. This increase in sales is explained by the opening of LIDER Temuco in April 2001, LIDER Puente Nuevo in July 2001 and LIDER Macul in August 2001.

1.2 Gross Income

Gross income for the accounting period ended December 31, 2001 was Ch$205,512 million compared to Ch$180,039 million for the same period in 2000, which represents a 14.15% increase.

As a percentage of net revenues, gross income increased from 21.76% in 2000 to 22.51% in 2001. This increase is explained by an improvement in the commercial margin, negociations with suppliers and increased income from the Distribution Centre.

1.3 Selling and Administrative Expenses

Selling and administrative expenses for the accounting period ended December 31, 2001 amounted to Ch$151,090 million compared to Ch$133,129 million for the same period in 2000, which represents a 13.49% increase. As a percentage of net revenues, selling and administrative expenses were 16.55% in 2001 compared to 16.09% in 2000. This increase is explained by higher marketing expenses, more spending on advertising, higher depreciation charges from the opening of new stores and other operating costs.

1.4 Operating Income

Operating income for the accounting period ended December 31, 2001 was Ch$54,422 million compared to Ch$46,910 million in 2000, which represents a 16.01% increase. As a percentage of net revenues, operating income was 5.96% in 2001 compared to 5.67% in 2000.

1.5 Non-operating Income (loss)

Non-operating income (loss) for the accounting period ended on December 31, 2001 was a loss of Ch$7,914 million compared to a loss of Ch$14,131 million in 2000, which represents a 44.00% loss decrease. As a percentage of net revenues, non-operating loss was 0.87% in 2001 compared to 1.71% in 2000.

This improvement in non-operating income is explained by an 18.78% decrease in financial expenses due to an interest rates reduction on the Company's loans and to the gains from the exchange rate difference applied on the US dollar denominated account receivable from Disco S.A. for the sale of Supermercados Ekono S.A. (Argentina).

2. BALANCE SHEET ANALYSIS

The main indicators of the Balance Sheet at December 31, 2001 and 2000 are as follows:

	2000 ThCh$	2001 ThCh$	% CHANGE 2001/2000
CONDENSED BALANCE SHEET AS OF DECEMBER 31, 2001 AND 2000			
Current assets	132,701,493	150,374,676	13.32%
Fixed assets	400,936,697	441,002,460	9.99%
Other assets	68,554,228	75,304,880	9.85%
TOTAL ASSETS	**602,192,418**	**666,682,016**	**10.71%**
Current liabilities	157,011,843	220,120,599	40.19%
Long-term liabilities	186,413,531	163,650,256	-12.21%
Total debt	343,425,374	383,770,855	11.75%
Minority interest	278,002	436,569	57.04%
Shareholders' equity	258,489,042	282,474,592	9.28%
TOTAL LIABILITIES	**602,192,418**	**666,682,016**	**10.71%**

		2000	2001	% CHANGE 2001/2000
FINANCIAL RATIOS				
Total debt	ThCh$	343.425.374	383.770.855	11.75%
Financial debt	ThCh$	198.283.653	202.608.495	2.18%
Liquidity	TIMES	0.85	0.68	
Acid-test ratio	TIMES	0.52	0.37	
Total debt over total assets	TIMES	0.57	0.58	
Total debt over shareholders' equity	TIMES	1.33	1.36	
Financial debt over shareholders' equity	TIMES	0.77	0.72	
Financial interest coverage	TIMES	4.99	6.88	
Short-term debt	%	46%	57%	
Long-term debt	%	54%	43%	
ACTIVITY INDICES				
Inventory turnover	TIMES	16.82	13.95	
Days of inventory	DAYS	22.12	26.16	
PROFITABILITY RATIOS				
Return over shareholders' equity	%	12.61%	15.75%	
Return over assets	%	4.92%	5.90%	
Return over operating assets	%	5.55%	6.66%	
Earnings per share	Ch$	21.45	28.53	

2.1 Assets

Company assets at December 31, 2001 amounted to Ch$666,682 million compared to Ch$602,192 million for the same period the previous year, which represents a 10.71% increase.

This increase is explained by a 9.99% increase in fixed assets due to incorporation of new land and infrastructure works; by the increase in long-term debtors as a result of the exchange rate difference applied on the US dollars denominated account receivable from Disco S.A. for the sale of Ekono Argentina; and by the 13.32% increase in current assets due to conversion and opening up of new stores.

2.2 Liabilities

Current liabilities at December 31, 2001 were Ch$383,771 million compared to $343,425 million at December 31, 2000, representing an 11.75% increase.

The relevant debt, understood as debt with banks, leasing institutions and sundry creditors from the purchase of land, represents the largest portion of current liabilities (52.79%) and presents a 2.18% increase, from Ch$198,284 million at December 31, 2000 to Ch$202,608 million at December 31, 2001. It is worthwhile noting that only 21.56% of this debt is short term, and that there are no relevant commitments in foreign currency.

2.3 Debt-equity ratio

The ratio measuring total debt over equity, increased from 1.33 times at December 31, 2000 to 1.36 times at December 31, 2001. This increase is explained by the 2.18% increase in the financial debt.

If the ratio measuring financial debt over equity is considered, this presents a decrease from 0.77 times to 0.72 times.

2.4 Liquidity

The liquidity ratio was 0.68 times at December 31, 2001 compared to 0.85 times for the same period in 2000. This decrease is due to the shift of the Banco del Estado loan from long-term to short-term. The percentage of short-term financial debt at December 31, 2001 was 21.56% compared to 6.35% for the same period in 2000.

2.5 Acid-test ratio

The acid-test ratio dropped from 0.52 times at December 31, 2000 to 0.37 times at December 31, 2001.

2.6 Financial expenses coverage

Coverage of financial expenses, understood as the quotient between the EBITDA (operating income plus depreciation) and financial expenses, was 6.88 times at December 31, 2001 compared to 4.99 times for the same period the previous year. This improvement is due to a 12.5% increase in the EBITDA and an 18.78% reduction in financial expenses, as well as to a decrease in interest rates on the company's loans.

2.7 Inventory turnover and days of inventory

Inventory turnover at December 31, 2001 was 13.95 times compared to 16.82 times for the same period the previous year. Days of inventory days increased from 22.12 days at December 31, 2000 to 26.16 days at December 31, 2001.

2.8 Profitability ratios: return over equity, total assets and operating assets.

Profitability ratios improved slightly in relation to the same period the previous year. The ratio of returns over equity at December 31, 2001 was 15.75% compared to 12.61% for the same period the previous year; the ratio of returns over total assets was 5.90% compared to 4.92% for the same period the previous year, and the ratio of returns over operating assets was 6.6% compared to 5.55% for the same period the previous year. This improvement is explained by increased profits of Ch$39,365 million obtained in 2001 compared to profits of Ch$29,600 million obtained in 2000, which represents a 32.99% growth.

2.9 Earnings per share

Earnings per share amounted to Ch$28.53 compared to Ch$21.45 at December 31, 2000. This improvement is explained by the 32.99% increase in profits, which amounted to Ch$39,365 million at December 31, 2001 compared to Ch$29,600 million for the previous year.

3. BOOK VALUE AND ECONOMIC VALUE OF ASSETS

Assets are presented valued according to generally accepted accounting principles and practices and the regulations issued by the Superintendency of Securities and Insurance.

Based on estimates and projections, we have reviewed the value of fixed assets, other assets and intangibles maintained and used in the long-term to determine whether there has been any permanent decrease in their value, when events and circumstances have indicated that the book value of those assets could be unrecoverable. In any case, corporate policy is to establish depreciation

allowances for all fixed assets that have been abandoned or are not useable in some other way. There were no goods in that condition at December 31, 2001 and 2000.
Similarly, the Management does not have any projects, plans or intentions that might significantly affect the valuation or classification of assets in the Financial Statements.

4. MARKET RISK ANALYSIS.

Investing in the Company's shares in the local market or in the foreign market through ADS involves a certain degree of risk. Investors must carefully consider the following risk factors and other information included in this supplementary information, as well as the Company's annual report and/or any other interim report.

Risks related to the Company.

The main elements of risk faced by the Company in its development, and their mitigating factors, are as follows:

4.1 Competition

The supermarket industry is characterised by being highly competitive and, consequently, its gross margins evidence a downward trend. The number, type of competitor and degree of competition vary depending on the quality of the products, variety of services, customer service, among others. Given its brand strength, positioning and development of its strategy, the Company is in good shape to cope with the entrance of new competitors.

4.2 New participants in the market

Through its different formats, the Company competes in a wide spectrum of the Chilean retail market against both local and foreign participants in hypermarket and supermarket formats. Even though there are two foreign hypermarket chains already operating in Chile (Carrefour and Disco Ahold), the influx of others in the medium term cannot be discarded. The Company's strengths include having properties at key locations for urban development in Santiago and other cities that act as a barrier preventing the influx of potential competitors. At the same time, launching and expanding the LIDER format has put the Company ahead of any positioning that new competitors might probably use.

4.3 Concentration of activities

66% of the Company's activities are concentrated in the Metropolitan Region (Store Sales). The Company's plans, however, include continuing to expand into other cities in Chile.

4.4 Availability of capital for future expansion

Management cannot fully guarantee that the Company will generate sufficient cash flows from its operations, or obtain the necessary funds from external sources, to finance investment requirements for future expansion. The Company's ability to have access to sufficient funds in capital markets at acceptable financial costs in order to finance required capital investments and development will depend to a large extent on market conditions, which are not under the Company's control; therefore, there is no absolute guarantee that this will be accomplished.

4.5 Exposure to market factors

The Company is subject to market fluctuations related to:

* Interest rate
* Exchange rate

4.6 Interest rate risk

The Company has mode an analysis of financial liabilities exposed to changes in interest rate. 52% of the company's financial debt is at TAB rate + spread. 38.4% are company bonds issued at a final rate of UF (Chilean Indexed Currency) + 7.51%. The Company uses some risk management models, as well as expert advisory services, and does not perceive that there is any short-term risk in terms of any significant increase in the interest rate that could lead to an increase in financial expenses; consequently, the Company has not taken out any insurance or financial instruments to hedge these rates.

4.7 Risk of exchange rate fluctuations

The company does not have any significant debts in foreign currency. At December 31, 2001, it has letters of credit in US dollars for US$ 19.5 million, which are exposed to exchange rate risk. At the same time, the Company has notes receivable in US dollars for US$ 90 million related to the sale of Supermercados Ekono S.A. (Argentina). The Company uses some risk management models, as well as expert advisory services, and does not perceive that there is any short-term risk in terms of significant reductions in the exchange rate that could lead to a loss from adjustments for currency devaluation; consequently, the Company has not taken out any insurance or financial instruments to hedge these exchange rates.

5. MARKET VARIATIONS

In the Management's opinion, no significant changes are taking place in the market in which the Company participates, nor in the competition it faces or in its relative market share.

6. REVENUES BY FORMAT AND BUSINESS AREA

	2000			2001			
Sales by Format	SALES	SHARE OF TOTAL SALES %	SHARE OF TOTAL REVENUES %	SALES	SHARE OF TOTAL SALES %	SHARE OF TOTAL REVENUES %	CHANGE 2001/2000 %
SUPERMARKETS	264,730	35.41%		223,128	27.24%		-15.71%
HYPERMARKETS	482,925	64.59%		596,007	72.76%		23.42%
TOTAL RETAIL FORMATS SALES	**747,655**	**100.00%**	**90.37%**	**819,135**	**100.00%**	**89.73%**	**9.56%**
OTHER AREAS	**79,706**		**9.63%**	**93,787**		**10.27%**	**17.67%**
TOTAL REVENUES	**827,361**		**100.00%**	**912,922**		**100.00%**	**10.34%**
Sales by Business Area							
GROCERIES	379,413	50.75%		409,185	49.95%		7.85%
PERISHABLES	267,037	35.72%		290,258	35.43%		8.70%
NON-FOOD	101,205	13.54%		119,692	14.61%		18.27%
TOTAL SALES	**747,655**	**100.00%**		**819,135**	**100.00%**		**9.56%**

Company sales at December 31, 2001 represented 89.73% of total revenues, compared to 90.37% for the same period the previous year.

Sales from stores increased by 9.56%. A breakdown of sales by format shows that the Supermarket division sales (which includes Ekono and Almac chains) fell by 15.71%; this is explained by the conversion of four stores to the LIDER Vecino format, and by the sector's competitive dynamics. The Hypermarket division sales (LIDER, LIDER Vecino and LIDER Mercado) increased by 23.42% due to the opening and transformation of stores (LIDER Mercado Puente Nuevo, LIDER Temuco, LIDER Macul, LIDER Vecino Talca and Osorno).

All the Company's business areas show an increase in sales. These increases are 7.85% in groceries, 8.70% in perishables and 18.27% in non-food items.

7. MAIN COMPONENTS OF CASH FLOW STATEMENT

The main components of the cash flow statements for the years ended December 31, 2001 and 2000 are as follows:

	2000	2001	% CHANGE 2001/2000
From operating activities	62,055,424	64,204,577	3.46 %
From financing activities	(24,524,957)	(833,499)	-96.60 %
From investment activities	(25,003,160)	(72,689,138)	190.72 %
NET CASH FLOWS FOR THE PERIOD	**12,527,307**	**(9,318,060)**	**-174.38 %**

During the period, the Company generated a reduction in net cash flow of Ch$9,318 million, broken down as follows:

Operating activities generated a positive net flow of Ch$64,205 million, which is explained by profits for the period of Ch$39,365 million, plus net charges of Ch$25,280 million on profits that do not represent cash flow, less the result of sale of fixed assets worth Ch$31 million, less the variation in assets and liabilities that affect operating flow for Ch$409 million.

Financing activities generated a negative flow of Ch$833 million, caused by the net between obtaining loans and paying bank loans and placing bonds.

Investment activities generated a negative net flow of Ch$72,689 million, which is explained mainly by the incorporation of fixed assets.

MIGUEL NUÑEZ SFEIR
Chief Financial Officer

Santiago, March 5, 2002

NOTES TO THE CONDENSED FINANCIAL INFORMATION

1. Basis of presentation

The accompanying condensed financial information has been extracted from the financial statements of the subsidiaries that are available for inspection at the Company's offices. Such financial statements also have been filed with the Superintendency of Securities and Insurance where they are available to the general public.

At the Extraordinary Shareholders' Meetings of Maquinarias, Equipos e Instalaciones S.A. and of Fullmarket S.A. held on December 30, 2000, the merger of the two companies was approved. At such Meetings it was decided that the merger was effective October 1, 2000, and therefore the equity increase has been recognized as from that date, and Maquinarias, Equipos e Instalaciones S.A.'s fourth quarterly results have been included in Maquinsa S.A. (formerly Fullmarket S.A.).

2. Significant accounting policies

The accounting policies applied by all of the group companies are summarized in Note 2, "Summary of Significant Accounting Policies".

3. Relationship between the companies

The relationships between the group companies are described in Note 1.

Condensed Balance Sheets

December 31, 2001 and 2000
(In thousands of constant Chilean pesos of December 31, 2001 - ThCh$)

	SOCIEDAD ANONIMA INMOBILIARIA TERRENOS Y ESTABLECIMIENTOS COMERCIALES AND SUBSIDIARIES		ADMINISTRADORA DE CONCESIONES COMERCIALES DE HIPERMERCADOS S.A. AND SUBSIDIARIES		ADMINISTRADORA DE CONCESIONES COMERCIALES DE SUPERMERCADOS S.A. AND SUBSIDIARIES		MAQUINSA S.A. (EX-FULLMARKET S.A.)	
ASSETS	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
CURRENT:								
Cash	223,585	521,424	7,731,239	14,218,963	5,135,424	7,627,778	666,787	253,706
Trade accounts receivable	1,209,977	1,199,852	25,575,104	33,669,607	5,926,109	5,777,217	777,333	524,584
Due from related companies	13,504,904	2,503,942		107,024	16,282,598	26,705,989	3,830,684	3,179,298
Inventories				1,169	338,747	95,048	1,517,113	
Other current assets	115,224	116,781	620,049	505,885	1,284,302	520,547	1,105,615	1,112,588
TOTAL CURRENT ASSETS	**15,053,690**	**4,341,999**	**33,926,392**	**48,502,648**	**28,967,180**	**40,726,579**	**7,897,532**	**5,070,176**
PROPERTY, PLANT AND EQUIPMENT	39,484,672	39,503,828			1,483,878	1,456,387	222,611,453	235,785,859
Accumulated depreciation	(15,733,684)	(16,812,163)			(480,240)	(569,030)	(68,482,715)	(87,570,160)
PROPERTY, PLANT AND EQUIPMENT - NET	**23,750,988**	**22,691,665**			**1,003,638**	**887,357**	**154,128,738**	**148,215,699**
OTHER ASSETS	**5,646,586**	**6,056,209**	**478,872**	**1,236,952**	**564,031**	**1,498,396**	**59,500**	
TOTAL ASSETS	**44,451,264**	**33,089,873**	**34,405,264**	**49,739,600**	**30,534,849**	**43,112,332**	**162,085,770**	**153,285,875**
LIABILITIES AND SHAREHOLDERS' EQUITY								
CURRENT:								
Banks and financial institutions	887,212	1,070,954					868,176	2,459,003
Notes and accounts payable	838,750	1,074,633	2,073,492	1,268,924	2,346,862	2,090,013	2,462,635	1,876,686
Notes and accounts payable due to related companies	1,634,715	1,737,396	18,354,439	18,234,119			13,103,052	781,303
Accruals and withholdings	533,241	798,199	2,183,095	4,272,842	2,399,328	3,826,261	640,667	308,898
Other	45,237	33,231		4,726			402	392
TOTAL CURRENT LIABILITIES	**3,939,155**	**4,714,413**	**22,611,026**	**23,780,611**	**4,746,190**	**5,916,274**	**17,074,932**	**5,426,282**
LONG TERM DEBT	5,750,766	4,395,885	287,277	431,992	632,921	677,183	713,055	2,522,231
MINORITY INTEREST	3,294	2,157	114,571	253,684	229,166	339,144		
SHAREHOLDERS' EQUITY	34,758,049	23,977,418	11,392,390	25,273,313	24,926,572	36,179,731	144,297,783	145,337,362
TOTAL LIABILITIES	**44,451,264**	**33,089,873**	**34,405,264**	**49,739,600**	**30,534,849**	**43,112,332**	**162,085,770**	**153,285,875**

For the years ended December 31, 2001 and 2000
(in thousands of constant Chilean pesos of December 31, 2001 - ThCh$)

	SOCIEDAD ANONIMA INMOBILIARIA TERRENOS Y ESTABLECIMIENTOS COMERCIALES AND SUBSIDIARIES		ADMINISTRADORA DE CONCESIONES COMERCIALES DE HIPERMERCADOS S.A. AND SUBSIDIARIES		ADMINISTRADORA DE CONCESIONES COMERCIALES DE SUPERMERCADOS S.A. AND SUBSIDIARIES		MAQUINSA S.A. (EX-FULLMARKET S.A.)	
	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
NET REVENUES	5,202,607	5,110,450	65,096,120	86,318,429	55,596,931	68,697,901	59,629,660	30,485,183
COST OF SALES	(1,881,304)	(1,684,197)	(57,044,163)	(69,582,777)	(46,392,586)	(53,679,870)	(49,070,024)	(27,151,667)
GROSS INCOME	3,321,303	3,426,253	8,051,957	16,735,652	9,204,345	15,018,031	10,559,636	3,333,516
SELLING AND ADMINISTRATIVE EXPENSES	(480,080)	(747,798)					(5,279,004)	(726,673)
OPERATING INCOME	**2,841,223**	**2,678,455**	**8,051,957**	**16,735,652**	**9,204,345**	**15,018,031**	**5,280,632**	**2,606,843**
NON OPERATING INCOME:								
Other income	1,353,662	1,545,738	134,081	149,016	397,649	303,702	1,206,153	102,250
Other expenses	(704,030)	(852,490)	(719,416)	(631,553)	(979,262)	(1,541,568)	(402,685)	(860,935)
INCOME BEFORE INCOME TAXES	**3,490,855**	**3,371,703**	**7,466,622**	**16,253,115**	**8,622,732**	**13,780,165**	**6,084,100**	**1,848,158**
Income taxes	(464,067)	(651,905)	(638,964)	(2,233,377)	(626,696)	(2,410,788)	(642,500)	(808,579)
Minority interest	(504)	(428)	(67,440)	(138,813)	(76,117)	(116,217)		
NET INCOME FOR THE YEAR	**3,026,284**	**2,719,370**	**6,760,218**	**13,880,925**	**7,919,919**	**11,253,160**	**5,441,600**	**1,039,579**

Condensed Statements of Cash Flows

For the years ended December 31, 2001 and 2000
(In thousands of constant Chilean pesos of December 31, 2001 - ThCh$)

	SOCIEDAD ANONIMA INMOBILIARIA TERRENOS Y ESTABLECIMIENTOS COMERCIALES AND SUBSIDIARIES		ADMINISTRADORA DE CONCESIONES COMERCIALES DE HIPERMERCADOS S.A. AND SUBSIDIARIES		ADMINISTRADORA DE CONCESIONES COMERCIALES DE SUPERMERCADOS S.A. AND SUBSIDIARIES		MAQUINSA S.A. (EX-FULLMARKET S.A.)	
	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$	2000 ThCh$	2001 ThCh$
CASH FLOWS FROM OPERATING ACTIVITIES:								
Income for the year	3,026,284	2,719,370	6,760,218	13,880,925	7,919,919	11,253,160	5,441,600	1,039,579
Adjustment to reconcile net income to net cash	1,276,900	1,028,985	352,628	536,067	976,138	822,491	19,267,173	21,378,525
Changes in assets	(522,979)	7,990	(3,787,365)	(8,440,122)	(9,171,832)	(10,057,111)	613,904	1,850,264
Change in liabilities	307,244	423,718	(2,548,479)	1,207,572	464,109	1,738,923	(312,256)	517,279
NET CASH PROVIDED BY OPERATING ACTIVITIES	**4,087,449**	**4,180,063**	**777,002**	**7,184,442**	**188,334**	**3,757,463**	**25,010,421**	**24,785,647**
CASH FLOWS FROM FINANCING ACTIVITIES:								
Income obtained from financing activities							481	2,300,718
Proceeds from loans from related companies	880,130	102,681					(11,306,131)	(12,321,749)
Other proceeds from financing activities	(839,992)	(14,567,061)						(681,576)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	**40,138**	**(14,464,380)**					**(11,305,650)**	**(10,702,607)**
CASH FLOWS FROM INVESTING ACTIVITIES:								
Proceeds from investments (net of investments)							431,305	332,426
Purchase of property, plant and equipment	(326,095)				(18,155)		(10,878,300)	(15,198,579)
Other	(3,926,585)	10,640,067		(165,308)		(417,720)	(3,830,684)	628,228
NET CASH USED IN INVESTING ACTIVITIES	**(4,252,680)**	**10,640,067**		**(165,308)**	**(18,155)**	**(417,720)**	**(14,277,679)**	**(14,237,925)**
NET CASH FLOW FOR THE YEAR	**(125,093)**	**355,750**	**777,002**	**7,019,134**	**170,179**	**3,339,743**	**(572,908)**	**(154,885)**
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS	**(4,335)**	**(57,911)**	**(361,176)**	**(531,411)**	**(141,578)**	**(847,389)**	**373,226**	**(258,196)**
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(129,428)	297,839	415,826	6,487,724	28,601	2,492,354	(199,682)	(413,081)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	352,492	223,064	7,315,413	7,731,239	5,106,823	5,135,424	866,469	666,787
CASH AND CASH EQUIVALENTS AT END OF YEAR	**223,064**	**520,903**	**7,731,239**	**14,218,963**	**5,135,424**	**7,627,778**	**666,787**	**253,706**

COMPANY NAME

Distribución y Servicio D&S S.A.

LEGAL STATUS

Publicly held corporation

CHILEAN TAX ID NUMBER

96.439.000-2

SECURITIES REGISTRY NUMBER

0593

CORPORATE HEADQUARTERS D&S SCHOOL OF SERVICE

Avenida Presidente Eduardo Frei Montalva N° 8301,
Quilicura, Santiago, Chile
Zip Code 7490562

CONTACT INFORMATION

Telephone	: (56-2) 200-5201
Fax	: (56-2) 624-2401
E- mail	: info@dys.cl
Web Site	: www.dys.cl

INVESTOR RELATIONS

Nicolás Ibáñez S. (56-2) 200 5201
E-mail: nibanez@dys.cl
Miguel Núñez S. (56-2) 200 5735
E-mail: mnunez@dys.cl
Ricardo Mendoza V. (56-2) 200 5495
E-mail: rmendoza@dys.cl
Loreto Bradford V. (56-2) 200 5363
E-mail: lbradford@dys.cl
Jorge Díaz R. (56-2) 200 5837
E-mail: jodiaz@dys.cl

NUMBER OF SHAREHOLDERS AT YEAR END

1,319

ANNUAL SHAREHOLDERS MEETING

The Annual Shareholders Meeting will be held on April 25, 2002, at 11:00 a.m. at the Company headquarters on Avenida Presidente Eduardo Frei Montalva Nº 8301, Quilicura.

TRADING SYMBOLS

DYS (NYSE)
D&S (Local Stock Exchanges)

SHARES OUTSTANDING AT YEAR END

1,380,000,000

STOCK EXCHANGES

New York Stock Exchange (NYSE)
Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Valores de Valparaíso

AUDITORS

Deloitte & Touche
Av. Providencia N° 1760, 8th floor
Telephone: 270 3000, Santiago, Chile

LEGAL REPRESENTATIVE

Mr. Nicolás Ibáñez Scott, CEO

CREDIT RATING AGENCIES

Fitch Chile
El Golf N° 99, Of. 802
Feller & Rate Clasificadora de Riesgo
Málaga N° 50, 7th floor, Las Condes

STOCK MANAGEMENT COMPANY

Depósito Central de Valores
Huérfanos N° 770, 22nd floor


LIDER MERCADO

A School of Service



Av. Presidente Eduardo Frei Montalva 8301
Quilicura • Santiago • Chile

Telephone: (56-2) 2005000

Fax: (56-2) 2005100
Website: http://www.dys.cl

DISTRIBUCIÓN Y SERVICIO D&S S.A.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCION Y SERVICIO D&S S.A.

By:______________________

Miguel Núñez
Chief Financial Officer

Dated: July 11, 2002